10/26

05013102

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Oxiana Limited

*CURRENT ADDRESS Level 9, 31 Queen Street
Melbourne Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

FILE NO. 82- 34931 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 12/7/05

OXIANA LIMITED

Annual Report 2004

Oxiana
LIMITED

Cover: *Somchit Siphom.*
Somchit is a Shift Operator in the Sepon gold processing plant. He comes from the local area around the Sepon mine in Laos and has worked at the project from the start of operations.

Design: Motus (www.motus.com.au)

Photography: Pierre Ricardou, Don Brice, [illegible] Gautier, staff photography

"Our proven record in bringing projects through exploration, feasibility, construction and operation, together with our regional experience, gives us confidence we will continue to add value."

Barry Cusack, Chairman

"We have an outstanding group of skilled and committed employees in Oxiana and I am proud of them all.

Our people will shape our future..."

Owen Hegarty, Managing Director

TITLE

Highlights

1. Operations

- Production of 141,213 oz of gold in 2004, for a total of 306,000 oz in the first 2 years of production
- Successfully doubled the capacity of the Sepon gold processing plant
- Commenced commissioning the Sepon copper processing plant for production of first copper at the end of March 2005.

2. Projects

- Moved Prominent Hill into pre-feasibility study
- Progressed Sepon primary gold feasibility studies
- Commenced studies into a potential gold heap leach project at Sepon

3. Exploration

- Increase of group gold Resources* from 3.4 million ounces (Moz) of gold (2002) to 6.4 Moz (2004) including:

  4.8 Moz at Sepon
  1.6 Moz at Prominent Hill

- Increase of group copper Resources from 1.2 million tonnes (Mt) (2002) to 3.0 Mt (2004) including:

  0.3 Mt at Thengkham
  1.3 Mt at Khanong
  1.5 Mt at Prominent Hill

- Entered an exploration alliance with AngloGold Ashanti in Laos
- Discovered high-grade gold mineralisation in Thailand
- Entered first JV in China with the Yunnan Geology and Mineral Resources Bureau
- Signed a heads-of-agreement with Yunnan Copper Corporation in China

4. Corporate

- Completed purchase of Rio Tinto's 20% interest in Sepon
- Completed 1:4 rights issue to raise A$189m
- Finalised the Sepon copper financing package
- Merged with Minotaur Resources Limited in February 2005 to move to 100% ownership of Prominent Hill
- Completed sale of EMM Pty Ltd (Cyprus exploration) in February 2005.

Corporate Structure


Oxiana Limited
100% – Oxiana Resources Laos Limited
100% – Prominent Hill, Australia
50% – Thai Goldfields JV, earning up to 85%
YGMR JV – China, earning up to 85%
100% – Oxiana Phillipines Inc
100% – Lane Xang Minerals Limited (LMXL)
Sepon Mining Operations

** Throughtout this report all narrative references to Resources and Reserves should be read in conjunction with the Resources and Reserves Statements on page 23. All exploration results have been approved for release by Mr A. Manini, BSc (Hons), FAusIMM, who is a 'Competent Person' according to the JORC Code.*


CHINA
Southern China
LAOS
Sepon
Phillipines
THAILAND
AUSTRALIA
Prominent Hill
1000 Kilometres
Exploration
Operation
Headquarters

US$/oz Gold Price 2004


470
450
430
410
390
370
350
2/01/2004
26/03/2004
18/06/2004
10/09/2004
3/12/2004

US$/lb Copper Price 2004


1.60
1.40
1.20
1.00
2/01/2004
26/03/2004
24/06/2004
17/09/2004
10/12/2004

Oxiana Share Price 2004


1.10
1.00
0.90
0.80
0.70
2/01/2004
31/03/2004
28/06/2004
20/09/2004
14/12/2004

TITLE

Chairman's Statement

A year of intensive construction at Sepon culminated in commencing commissioning of the Sepon copper plant and production of gold from the expanded plant. We will now see greater benefits flow from our gold and copper operations in 2005.

Following our exceptional first year of production at the Sepon gold mine I am pleased to report that 2004 production year exceeded design capacity producing over 140,000 oz of gold. At the same time we continued on our path of growth.

Particularly pleasing is that all this has been achieved whilst maintaining a first class safety record, a reflection of the dedication and skill of our employees, our contractors and our management.

During the year we signed an addendum to our Agreement with the Government of Laos, which extended the life of our tenancy over the Sepon field and affirmed the Government commitment to taking up their right to 10% equity in the Sepon project to be paid from future dividends. As part of this Agreement, royalties were increased over time to approach those applied through the Mining Act.

Also as part of our growth strategy we have identified other highly promising areas in Laos and have applied for additional tenements. In broadening our exploration in Laos we have also joined with AngloGold Ashanti to conduct exploration on areas not covered by our existing tenements and tenement applications.

Through acquisition of Minotaur Resources Limited early in 2005 we have expanded and diversified our asset base, and now own 100% of the high quality Prominent Hill copper-gold project in Australia. Pre-feasibility studies are now underway with the aim of developing a gold and copper mining operation.

We have also established an office and commenced exploration in Yunnan Province Southwestern China, an area which we believe has great resource potential. Exploration as part of joint ventures in Thailand has returned some encouraging drilling results.

On the financial side, our operating earnings of A$33.3 million, reflected the lower grade ore treated, with the final net profit impacted negatively by an unrealised foreign exchange loss resulting from the strong Australian dollar/weaker US dollar.

We wrote-down our non-core interests in Cyprus and the Philippines, as we focus on our more developed programs, where we consider we have a competitive advantage.

International commodity and financial markets for our industry were relatively strong during 2004 and most commentators are expecting similar conditions for 2005. This augurs well for our gold and copper revenues and cash flows and for our exploration and development programmes.

Whilst we have a good pipeline of projects to expand our interest we remain alert to further opportunities. Our proven record in bringing projects through exploration, feasibility, construction and operation, together with our regional experience, gives us confidence we will continue to add value.

We have a valuable resource in our people. Oxiana is able to attract and retain highly skilled and motivated staff and it is a pleasure to work with Owen's team. Our Board has been strengthened by the addition of Brian Jamieson as a director who adds a wealth of financial and governance experience. All in Oxiana are excited by the prospects for growth before us.



Barry L. Cusack

Managing Director's Review

Dear Shareholder,

Thank you for your ongoing support for Oxiana. We think one of our strengths is our supportive, enthusiastic and loyal shareholder base. We want to continue to deliver value.

Throughout 2004, we have continued to build the business. Our operations, our development projects and our exploration all performed successfully.

We have built the resource base now to some 6 Moz contained gold and 3 Mt contained copper – and it is still growing.

Looking ahead we have a busy and exciting programme this year:

- Gold plant throughput at Sepon will be doubled with a significant increase in gold ounces produced.
- We will advance feasibility studies on primary gold and heap leach processing to enable further gold output.
- The Sepon Copper Project will be completed and we expect to ramp up cathode production to full capacity by year end.
- We will commence feasibility studies for the nearby Thengkham copper deposit.
- We have an aggressive exploration programme for more gold and copper on the Sepon tenement which is one of the world's newest and most prospective mineral districts.
- Our other exploration and development programmes in Laos, Thailand and Southern China will be advanced.
- At our Prominent Hill copper-gold project in South Australia we propose to complete pre-feasibility studies and be well into final feasibility by end 2005.
- We will also look at a number of business development and merger and acquisition opportunities. We will always look at opportunities in our sector that are high margin, long life mines or have the potential to be; and that will fit with the Oxiana "can-do" culture.
- Above all we are value driven and want to continue to deliver value to all stakeholders in our enterprise. We want to grow the Company to a Top 50 ASX listed corporation – with commensurate earnings and cash flows.

As well as providing a summary in this report, we will this year be reporting separately on environment, health and safety and social aspects of our business in the Oxiana Sustainability Report. The report outlines our policies and practices which support our aims of maximising benefits to our stakeholders; including our shareholders, our employees and the communities in which we work. We are particularly proud of our performance at Sepon where we work very positively with local communities to ensure their long term prosperity. The report can be obtained on the website www.oxiana.com.au or by contacting us directly.

We have an outstanding group of skilled and committed employees in Oxiana and I am proud of them all. Our people will shape our future and we will continue to grow, train and develop our staff at all levels. I look forward to working with everyone in making 2005 another year of achievement for Oxiana.



Owen L. Hegarty



PHOTO 01 | *Oxiana has doubled the capacity of the Sepon Gold Plant and is looking to further expand its gold operations.*

TITLE

Sepon Gold Operations

FACTS

Resources: 2.6 Moz (oxide/partial oxide)
Ore Reserves: 1.2 Moz
Production 2004: 141, 213 oz
Average Grade 2004: 3.73 g/t
Mining: open pit
Treatment rate: 2.5 Mtpa capacity from January 2005
Processing: conventional CIL circut
First Production: December 2002

Production

Since commissioning in January 2003, the Sepon gold mine, in Laos (See Figure 01), has produced 306,000 oz at a cash cost of US$160 per ounce (to December 2004). This production has so far exceeded original Definitive Feasibility Study projections by 21%.

Total gold production in 2004 was 141,213 oz. Mining was mainly from the Nalou, Vang Nang, Discovery West, Main and Colluvial open pits and by year end, 6 of the 8 potential open pits identified to date had been opened. (See Figure 02)

Wet season conditions were more severe than in 2003 with rain and flooding hampering access to the Colluvial and Nalou pits in September. Wet conditions also resulted in difficult materials handling causing shortfalls in milled tonnage in the third quarter. Irrespective of these conditions volume mined was ahead of targets.

The stripping ratio increased from 1.24 to 2.03, in line with the mine plan, as the pits became deeper. Waste from the Vang Ngang deposit provided construction material for tailings dam extensions.

Roche Mining mobilised to site in September 2004 and become the second mining contractor at Sepon, supplementing contract mining services currently provided by the existing contractor Lotus Hall. Roche operate generally larger equipment and will undertake the higher volume mining including the Khanong copper deposit.

Plant modifications undertaken throughout the year saw the plant performing above design capacity. Total throughput in 2004 of 1.38 Mt was 18% above 2003 and by year end the plant was routinely operating above design capacity.

Gold recoveries declined from 87.7% in 2003 to 85.4% due to treatment of a higher proportion of partially oxidised material. Milled gold grades, at 3.73 g/t, were also lower in 2004 moving closer to reserve grades. Lower grades and recoveries contributed to the lower output for the year.

Significant metallurgical test work has been undertaken to identify ways of improving the gold recoveries from partially oxidised material. This work forms part of an ongoing feasibility study into the treatment of the primary gold Resources at Sepon (See Chapter 03).

Until a process route is identified, this more complex material is being stockpiled and at year end, this stockpile stood at 100,000t at an estimated 4.22 g/t.

Sepon ore also contains silver with 87,920 oz produced in 2004 and sold as a dore combined with the gold. This gave a total equivalent gold production value of 141,436 oz for the year to 31 December 2004.

In December 2004, the Sepon gold plant converted from diesel sourced power to the much lower cost grid power generated from Lao hydro-electric schemes to the North.

Production Statistics

	Units	2003	2004
Ore Mined	Tonnes	1,572,195	2,485,682
Grade	g/t	4.42	3.01
Strip Ratio	w/o	1.24	2.03
Ore Milled	Tonnes	1,173,248	1,379,434
Grade-Gold	g/t	5.00	3.73
Grade-Silver	g/t	8.41	6.33
Recovery			
Gold	%	87.7	85.4
Silver	%	39.0	31.3
Production			
Gold	oz	165,255	141,213
Silver	oz	123,782	87,920
Gold Sold*	**oz**	**159,768**	**137,016**

** Difference between gold sold and gold produced was due to gold in transit*

Costs

The higher stripping ratios, planned decrease in grade and higher diesel fuel prices resulted in cash costs moving from US$135 in 2003 to US$189/oz in 2004. The move to lower cost power and higher throughput should help to offset these factors in 2005.

The average received gold price of US$403/oz for the year, compared with the world market average spot gold price of US$405/oz reflected Oxiana's unhedged position and capacity to take advantage of the rising gold price.

Cost Category

	2003 US$/oz	2004 US$/oz
Operating (1)	125	180
Refining & Transport	5	3
By-product Credit (2)	(4)	(4)
Royalties	9	10
Total Cash Cost	135	189
Depreciation, depletion and amortisation (3)	74	63
Rehabilitation(4)	4	6
Total Production Cost	**213**	**258**

(1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/ (losses). Exploration and resource drilling expenditures are not included in mine site cash costs.

(2) Revenue from silver at spot price.

(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.

(4) Provision for final site reclamation in addition to ongoing rehabilitation costs.

Gold Expansion

During the year the design capacity of the Sepon gold processing plant was doubled from 1.25 Mtpa to 2.5 Mtpa. The expansion design and construction was undertaken between March and December 2004, with first gold from the expanded plant produced in the first week of 2005. The project was executed both on schedule and to budget at US$32 million.

The decision to expand the oxide gold processing plant came following a 68% increase in oxide/partial oxide Reserves in 2003 with studies showing improved returns from a larger capacity gold processing facility.

The plant expansion included the addition of a new crusher and SAG/ball mill combination in parallel with the existing crushing and grinding circuit, giving greater flexibility as well as increased capacity. Four additional and larger CIL tanks were added and the elution and gold room areas were extended.

The parallel construction of the gold plant expansion and the Sepon copper project have been undertaken with minimal interference to ongoing gold production and the successful management of these projects to schedule is commendable.

Outlook

The mine plan at Sepon sees gold grades decrease in 2005 to match the reserve grade. This will be more than offset by the increased plant capacity and as such 2005 production is expected to rise, by about 50%, to a range of 210,000 oz to 230,000 oz. The impact of the reduced grade should be balanced by the higher production and the lower power costs to keep cash costs around US$200/oz.

The expanded oxide gold operation now has an expected life of eight years based on known Reserves and conversion of some Resources. However exploration success in the immediate Sepon area, plus the proposed addition of a primary gold processing facility should see gold production extend beyond that.



Oxiana signs Laos mining agreement update at ceremony with Prime Minister John Howard

In November 2004 Managing Director Owen Hegarty signed an addendum to the Sepon MEPA with the Government of Laos at a ceremony in Vientiane. The ceremony was witnessed by Australia's Prime Minister, The Honourable John Howard. The addendum included the Laos Government agreeing to take up its option to aquire 10% of the Sepon project. The Prime Minister was in Vientiane for the 2004 ASEAN Heads of State Summit.



Max Brown

The Sepon mine site was touched by great sadness during the year with the passing of one of its most respected and admired colleagues, Max Brown (pictured above at right), the managing director of Lotus Hall, Sepon's first mining contractor. Max's work at Sepon was a major contributor to the success of the gold project, especially during the early construction and start up phases. When times were hard, Max was always optimistic, had a ready smile and lived and breathed the Oxiana "can do" attitude. He was passionately dedicated to his work and earned the unwavering respect of his Lao and Australian colleagues.

"...2005 production is expected to rise by about 50% to a range of 210,000 oz to 230,000 oz."

Sepon Gold Exploration

The Sepon mineral district comprises 400 square kilometres of extensive base and precious metal mineralisation. The potential for expanding both the gold and copper Resources is considered excellent.

In 2004 exploration and resource development drilling increased the global resource base to 4.8 Moz (See Page 23).

Oxide and partial oxide Resources now total 2.6 Moz while primary Resources comprise 2.2 Moz of gold.

Particularly successful was the identification of continuity between the Discovery West and Discovery Colluvial deposits with high grade primary gold mineralisation remaining open at depth (See Figure 02). Drill results included 10m at 20.7 g/t Au, 11m at 8.4 g/t Au, 9m at 10.61 g/t Au and 16m at 10.9 g/t Au, 18m at 24.12 g/t Au and 10m at 16.8 g/t Au.

Drilling also targeted the Nalou – Namkok West link where excellent partial oxide and primary gold intercepts continued to expand the resource envelope. Significant intercepts included 14m at 6.7 g/t, 15m at 6.1 g/t, 33m at 3.1 g/t Au, 18m at 5.9 g/t Au, 19m at 5.5 g/t Au and 27m at 4.9 g/t Au (See Figure 03).

Recent drilling intersected further encouraging extensions of primary gold mineralisation down dip of the Discovery Main and Luang deposits including 6m at 10.6 g/t Au,10m at 13.7 g/t Au and 6m at 21.7g/t Au at Discovery Main and 19m at 5.4 g/t Au at Luang.

The significant growth in the primary resource base was considered in the design of the expanded gold processing facility which will form part of any future primary gold circuit. A feasibility study is now in progress to determine processing alternatives for this material (See Chapter 03).

"...drill testing a large suite of high quality prospects and ongoing reconnaissance continues to generate a pipeline of new targets."

In addition to the near mine resource development activities, district wide exploration is systematically drill testing a large suite of high quality prospects and ongoing reconnaissance continues to generate a pipeline of new targets.

Nine gold prospects west of the Sepon mine were drill tested during the year with ore grade intervals reported for each. The best of these will be progressed in 2005.

Drilling south-east of the Vang Ngang deposit to follow up encouraging 2003 drill intercepts and test newly identified targets returned some of the highest grade gold mineralisation encountered in the Sepon field thus far. Results including 4m at 25.7 g/t Au, 2m at 219 g/t Au, 10m at 16.8 g/t Au and 7m at 10.3 g/t Au will be further evaluated to determine their economic significance in early 2005.

In December, drilling at Phavat North prospect encountered highly promising gold mineralisation in seven broad spaced holes. Intercepts include near surface oxide gold mineralisation reporting 15m at 4.2 g/t Au and 10m at 4.7 g/t Au. Follow up drilling is planned for early 2005.

Drilling at Phavat main prospect returned a number of significant intersections including 18m at 0.9 g/t Au and 1.0% Cu, 19m at 3.0 g/t Au, 11m at 1.2 g/t Au and 1.7% Cu, 19m at 3.0 g/t Au, 18m at 0.9 g/t Au and 1.0% Cu and 11m at 1.2 g/t Au and 1.74% Cu. Further drilling is required to establish the potential for near surface gold and deeper Cu-Au Resources.

At the Nackachan and Ban Non prospects 20km west of the Sepon gold mine drilling outlined an extensive corridor of low grade near surface mineralisation which remains open to the east and for which drill targets are being planned.

Ongoing drill programs continue to test strong surface anomalies associated with highly prospective geology and alteration at the Ban Mai and Kenkeuk prospects.

Reconnaissance exploration recommenced east of the Sepon gold mine with initial sampling and mapping indicating a variety of potentially significant mineralisation and alteration styles in the Nam Phuc, Nampa, Phu Xo and Houay Bang areas. Several high priority targets will be drill tested in 2005.


CHINA
VIETNAM
Thai Nguyen
Viet Tri
Hanoi
Hong Gai
Haiphong
Nam Dinh
Taunggyi
LAOS
Chiang Mai
Route 13
Vinh
Vientiane
Pa-An
Khon Kaen
Savannakhet
Route 9
Hue
Da Nang
THAILAND
Nakhon Sawan
Ubon Ratchatani
Route 28A
Nakhon Ratchasima
Sari Buri
0
100
200
km
Bangkok
CAMBODIA

FIGURE 01 *Sepon location map.*


1880000 mN
590000 mE
600000 mE
610000 mE
620000 mE
Nakachan
Kengkeuk
Nam Phuc
Houay Bang
Nampa
Ban Mai
Katia
Phu Xo
Pha Vat North
Pha Vat
Thengkham South
1870000 mN
0
2.5
5.0
km

FIGURE 02 *Sepon site layout (right) and near mine prospects (above).*


Luang
Discovery Main
Discovery East
1876000 mN
Discovery Colluvial
Discovery West
Khanong
Nalou
Gold & Copper plants
1874000 mN
Nam Kok West
Nam Kok East
602000 mE
604000 mE
606000 mE
608000 mE
1km
Vang Ngang

The parallel construction of the gold plant expansion and the Sepon copper project have been undertaken with minimal interference to ongoing gold production...





PHOTO 02 | *More than 4,000 employees and contractors were involved in construction of the Sepon Copper Project.*

TITLE

Sepon Copper Project

FACTS

Resources: 1.6 Mt

Ore Reserves: 812,000 t

Planned production: 30,000 tpa 2005, 60,000 tpa 2006

Processing: Whole-of-ore leach, solvent extraction-electrowinning (SX-EW) producing copper cathodes

First production: end March 2005

Mine life: Minimum 13 years

Capital cost: US$235 million

Background

The Sepon copper operation is set to be a world competitive copper producer in a period of high copper demand. Oxiana is on schedule to produce its first copper at Sepon from the end of March 2005. Mining projects have long lead times and the completion of the Sepon copper plant and harvesting of first copper cathode will be the culmination of many years of exploration, feasibility studies and construction.

Significant copper mineralisation, including the Khanong copper deposit, was discovered at Sepon by Rio Tinto between 1993 and 1999. When Oxiana acquired the Sepon project in 2000 it was clear the Khanong deposit would be economic to develop. However, the greater complexity and larger amount of capital required to build a copper processing plant saw the Sepon gold project developed first, followed by the copper project.

With the gold plant feasibility study complete and construction underway in 2002, Oxiana undertook a large copper drilling campaign and commenced a copper project bankable feasibility study. The study concluded that, with Resources of more than 1 Mt of copper, a 1.3 Mt/a operation which would produce 60,000 tpa of copper was viable.

The Khanong orebody is a high-grade chalcocite and oxide copper deposit. Copper ore at Sepon is amenable to processing via the SX-EW route, which is a significant advantage for the project. Only around 20% of copper is produced using the SX-EW process, which allows the production of copper metal cathodes on site. Most other copper mines produce a concentrate which then requires further costly smelting and refining before a metal is produced. Producing copper metal on site provides greater value to the producer and to Laos.

Sepon Copper Project Construction

In early 2003 an engineering, procurement and construction contract was awarded to the Khanong Development Group, a joint venture between Ausenco Limited and Bateman Engineering Pty Ltd.

A tight schedule was maintained on the Project throughout 2003 and 2004. Construction commenced in late 2003 and by the start of 2005 was essentially complete. Full commissioning commenced in early February 2005 with first ore fed to the crusher and mill.

Building the large copper plant site involved numerous Lao, Thai, Vietnamese and Australian contractors. The construction workforce peaked at 4500 in late 2004. Staff involved in operating the Sepon Copper project in an ongoing capacity will number around 1,500.

The Sepon copper plant has substantially larger power requirements than the gold plant, making grid power more economic than the currently employed diesel generators. A 162km, 115kV power line was constructed for Oxiana, at a cost of US$15 million, to bring power from Thakek on the Lao-Thai border to the Sepon Project. It effectively provides Lao hydro-electric power to the Sepon project. The changeover to grid power occured in December 2004.

Commissioning of the copper processing plant and ramp-up to full production rates of 60,000t will continue throughout 2005 with an initial 30,000t production planned for the year.

The project progressed to budget during 2004 and by February 2005 was on target to meet US$235million budget forecasts for total capital cost.

Copper Market

In 2004 the average LME cash copper price was US$1.30/lb, 60% higher than the previous year's average of US$0.81/lb. Official LME stock levels fell by more than 380,000 t (89%), to end the year at a 16-year low of 49,000 t.

Continued strong growth in China, coupled with recovery in the US and Japanese economies, led to strong demand for copper. Global copper consumption is believed to have grown by more than 6% to 16.6 Mt, and to have exceeded supply by more than 700,000 t last year.

In 2005, demand for copper is expected to remain firm, while increased copper mine supply may reduce the supply deficit toward the end of the year.

Asia, including China, imports around one third of its annual consumption of over 7.5 Mt. Sepon copper will be well placed to meet strong regional demand in Thailand, Vietnam, China and Malaysia.

Sepon Copper Exploration

Copper exploration at Sepon was primarily focussed on further exploring the large mineralised systems at Khanong and Thengkham (see Figure 02).

Development drilling on the north-west extension of the Khanong deposit added around 30,000t of contained copper to the resource base and high potential supergene and primary sulphide targets were identified for follow up drilling in 2005.

A highlight of the 2004 copper exploration program was the discovery and delineation of a near surface supergene deposit, Thengkham South, with an initial inferred resource of 10 Mt at 2.3% Cu for 230,000 t of contained copper (See page 23). A separate, small potentially heap leachable gold resource of around 4 Mt at 0.74 g/t gold for 93,000 oz was also estimated.

Thengkham South comprises around 30% of the broader Thengkham copper system which covers a large area approximately seven kilometres west of the Sepon mine. Significant potential exists for additional supergene and primary copper and copper-gold Resources and a drilling program aimed at testing the broader system to the north and west has commenced.

During the year high grade results returned from Thengkham included:

TKM058	27m at 2.3% Cu, 0.5 g/t Au
TKM059	9m at 2.7% Cu, 1.9 g/t Au
TKM069	18m at 4.6% Cu
TKM071	26m at 2.2% Cu
TKM071	30m at 2.0% Cu
TKM072	33m at 5.4% Cu
TKM082	26m at 2.3% Cu
TKM097	59m at 2.1% Cu, 0.9 g/t Au
TKM110	22m at 2.3% Cu including 3m at 8.7% Cu
TKM111	16m at 9.8% Cu
TKM121	21m at 7.2% Cu including 9m at 14.5%
TKM145	10m at 7.2% Cu including 4m at 15.3% Cu
TKM157	34m at 1.8% Cu

Full details appear in previous ASX releases and are available on Oxiana's website.

The Thengkham South deposit will be subject to detailed evaluation in 2005.

Elsewhere in the Sepon district, scout drilling one kilometre west of the Nalou gold deposit returned several encouraging copper intersections including 4m at 2.3% Cu, 5m at 2.8% Cu and 4m at 1.1% Cu, while drilling at the Katia prospect, north west of Thengkham intersected several narrow copper intervals.

Beneath the Khanong deposit, primary copper mineralisation has been intersected in a consistent geological position beneath the high grade supergene mineralisation over approximately 600 metres of strike. Intersections included: 30m at 1.6% Cu, 36m at 2.9% Cu, 15m at 1.1% Cu and 10m at 3.1% Cu. Drilling in 2005 will test the potential for a large primary suphide deposit beneath Khanong.



PHOTO 03 *The bulk of the construction in the first half of 2004 comprised concrete work, structural steelwork and tank construction. Installation of mechanical and electrical equipment followed with full commissioning commencing in February 2005. Floatation cells during installation pictured.*


Roche
CATERPILLAR
Roche

PHOTO 04 *Mining the Khanong copper orebody commenced in late 2004.*



PHOTO 05 *Oxiana is investigating the potential of further expanding its processing capabilities at Sepon.*

TITLE

Sepon Projects

FACTS

The current Sepon gold operations are mining and treating oxide and partial oxide ore. Significant deposits of primary or sulphide type gold ore also exist at Sepon.

This ore cannot be treated through the existing plant but gold can be extracted using alternative processing methods. Throughout 2004, a feasibility study to investigate the treatment of this ore was ongoing.

As extraction of this gold has the potential to significantly increase the scale and life of the Sepon gold operation the project is a high priority for Oxiana and our target is to be producing gold from primary ore during 2007.

The viability of treating low grade ore by heap leaching is also being investigated.

Primary Ore Feasibility Study

In addition to identifying further oxide ore sources, resource development drilling in the second half of 2003 and throughout 2004 also targeted the primary gold mineralisation below and down-dip from the oxide zones as part of the Primary Ore Feasibility Study. Primary Resources were substantially increased from 1.1 Moz to 2.2 Moz in 2004 (See Page 23).

The primary mineralisation appears to occur predominantly beneath and extending to the north and north west of the Nalou and Discovery orebodies. Exploration has shown that three of the oxide orebodies, Discovery Main, Colluvial and West, are connected by primary gold ore and are still open down dip. Drilling north of Nalou suggests the potential for the primary gold to also connect with Discovery West.

The feasibility study includes resource drilling to further test the extent of the primary material and metallurgical testwork to evaluate the various potential processing routes.

The gold in the primary mineralisation occurs in association with pyrite and is therefore refractory. Refractory ores are successfully treated in many mines throughout the world with an additional step required in the processing circuit to liberate the gold.

Primary gold can be treated via pressure oxidation, roasting, bio-leaching or ultra-fine grinding, all of which are all being considered as potential process routes.

Once a suitable treatment route for this ore has been identified, a mine plan and a reserve will be developed which will allow the study to identify the optimal size of a further expansion to Sepon's gold production.

Heap Leaching Study

In addition to the oxide and partial oxide gold ore which is treated in the existing processing plant, Sepon hosts potentially large volumes of low grade mineralisation. This occurs in the overburden material of the Khanong copper orebody (the Khanong "cap") and within the existing oxide gold areas. Both materials are currently being stockpiled pending the development of an economic solution to extract gold from this ore (see Page 23).

Following successful initial tests on the leach characteristics of the Khanong material, investigations into the possibility of establishing a heap leach operation at Sepon were initiated in 2004. A Scoping Study confirmed the concept that a heap leach operation could potentially produce 30,000-50,000 oz of gold per annum within two years of a decision to proceed. That study was being updated at year end based on a new estimation of the available resource to allow a formal feasibility study to be completed during 2005.


250m
E
ELEV.(m)
A.S.L
15m @ 6.1
W
Calcareous
Shale
13m @ 4.3
inc 8m @ 5.9
7m @ 1.3
200m
Ultimate Oxide Pit
Base of Oxidation
6m @ 8.2
11m @ 4.2
6m @ 8.2
150m
13m @ 2.0
Rhyodacite Porphyry
23m @ 3.2
inc 11m @ 5.1
14m @ 6.7
inc 8m @ 10.8
100m
800mE
700mE
600mE
500mE
Primary Gold Mineralisation Zone
NOTE: All values are g/t Au

FIGURE 03

Nalou section 603575E.
Resources of primary gold mineralisation occur below the oxide deposits.



PHOTO 06

Treatment of primary ore at Sepon has the potential to extend the life of the current operations.

Resources & Reserves

Statement as at 31 December 2004

Mineral Resources

GOLD (0.5 g/t cut-off grade) COPPER (0.5% cut-off grade)	Measured Resource				Indicated Resource				Inferred Resource				Contained Gold ('000 ounces)	Contained Silver ('000 ounces)	Contained Copper ('000 tonnes)
	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)			
Sepon Gold															
Sepon Gold Deposits[1] Oxide & partial oxide	9.04	2.08	6.50	-	16.59	1.94	8.30	-	6.80	1.66	6.60	-	2,000	7,776	-
Khanong Deposit[1] Oxide & partial oxide	2.42	0.85	9.90	-	8.34	0.80	11.50	-	4.93	0.83	14.30	-	412	6,120	-
Thengkham Deposit[4] Oxide & partial oxide	-	-	-	-	-	-	-	-	3.90	0.70	-	-	93	-	-
Stockpiles[2] Oxide & partial oxide	1.75	1.69	4.30	-	-	-	-	-	-	-	-	-	95	242	-
Total Oxide & partial/oxide	**13.21**	**1.80**	**6.80**	**-**	**24.93**	**1.56**	**9.40**	**-**	**15.63**	**1.16**	**7.40**	**-**	**2,600**	**14,138**	**-**
Sepon Gold Deposits Primary[1]	5.64	2.22	6.50	-	16.37	1.91	7.70	-	13.27	1.67	6.30	-	2,122	7,912	-
Khanong Deposit Primary[1]	0.04	0.66	2.70	-	0.23	0.72	8.00	-	1.74	0.87	9.80	-	55	611	-
Stockpiles - Primary[2]*	0.10	4.22	10.40	-	-	-	-	-	-	-	-	-	14	33	-
Total - Primary	**5.78**	**2.24**	**6.50**	**-**	**16.60**	**1.89**	**7.70**	**-**	**15.01**	**1.58**	**6.70**	**-**	**2,191**	**8,556**	**-**
Total - Oxide, partial oxide & primary	**18.99**	**1.94**	**6.70**	**-**	**41.53**	**1.69**	**8.70**	**-**	**30.64**	**1.36**	**7.10**		**4,791**	**22,694**	**-**
Sepon Copper															
Khanong[3]	20.4	-	19.00	3.29	9.00	-	16.42	3.29	12.56	-	9.81	2.26	-	21,177	1,250
Thengkham[4]	-	-	-	-	-	-	-	-	25.30	-	-	1.30	-	-	325
Total	-	-	-	-	-	-	-	-	-	-	-	-	-	**21,177**	**1,575**
Prominent Hill[3]	-	-	-	-	-	-	-	-	**97.00**	**0.50**	-	**1.50**	**1,560**	-	**1,455**
Total Resources	-	-	-	-	-	-	-	-	-	-	-	-	**6,351**	**43,871**	**3,030**

* Primary stockpiles generated utilising elevated cutoff.

Competent Person

[1] Chris Gerteisen
[2] Dean Pontin
[3] Duncan Hackman
[4] Arnold Van der Heyden

The information in this report which Relates to Mineral Resources is based on and accurately reflects reports prepared by the persons named above. All of the persons listed are Members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and have the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Each of the Competent Persons has given their consent to the inclusion of the material in the form and context in which it appears. Mr Christopher Gerteisen and Mr Dean Pontin are employees of Lane Xang Minerals Limited a subsidiary Company of Oxiana Limited. Mr Duncan Hackman is the principal of resource consultants, Hackman and Associates Pty Ltd. Mr Arnold van der Heyden is an employee of resource consultants Hellman and Schofield Pty Ltd.

The Measured and Indicated Mineral Resources tabled above are inclusive of those Mineral Resources modified to produce the Ore Reserves.

Ore Reserves

Gold & Copper Reserves	Proved Reserves				Probable Reserves				Gold ('000 ounces)	Silver ('000 ounces)	Copper ('000 tonnes)
	Tonnes '000	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)	Tonnes (M)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Copper Grade (% Cu)			
Sepon Gold Deposits	5.42	2.71	7.34		7.70	2.60	7.79		1,115	3,204	
Khanong Gold "Cap"					0.44	1.64	2.22		23	31	
Gold stockpiles	1.75	1.69	4.30						95	242	
Khanong Copper Deposit	11.99			5.1	3.51			5.7			812
Total Reserves									**1,234**	**3,478**	**812**

The information in this report which Relates to Ore Reserves is based on and accurately reflects reports prepared by Mr Dean Pontin. Mr Pontin qualifies as a 'Competent Person' under the JORC Code for Reporting of Mineral Resources and Ore Reserves. Mr Pontin is an employee of Oxiana's subsidiary Lane Xang Minerals Limited and has given his consent to the inclusion of material in the form and context in which it appears.

Significant figures do not imply precision due to rounding according to the JORC guidelines


PROMHILL
RAYS-37+38

PHOTO 07 *The Company is now working on assessing the potential of developing a mine at Prominent Hill and has a target of being in production by 2008.*

TITLE

Prominent Hill

FACTS

Oxiana merged with Minotaur Resources Limited to become the 100% owner of the exciting Prominent Hill copper gold project in early 2005.

In 2004 an initial resource of 1.5 Mt of copper and 1.6 Moz of gold was estimated for the Prominent Hill deposit.

The Prominent Hill Project is located in the Gawler Craton in South Australia, about 650 kilometres north-west of Adelaide and 130 kilometres north-west of Olympic Dam (See Figure 04). It is located near road and rail infrastructure which allows ready access to Port Pirie, Port Augusta and Whyalla or north to Darwin. Significant copper-gold mineralisation was discovered at Prominent Hill in late 2001 by a group of companies participating in the Mount Woods Joint Venture. Minotaur Resources, the joint venture manager, acquired the interests of its partners in August 2003 to move to 100% ownership. Oxiana simultaneously entered an earn-in agreement with Minotaur Resources. Work throughout 2004 confirmed the high quality of the copper-gold resource and the project continued to exhibit the potential to be a profitable operation.

In early 2005, Oxiana and Minotaur merged, resulting in 100% of Prominent Hill and its surrounding exploration tenements being owned by Oxiana. The merger has simplified the ownership and ongoing management of the project and enables Oxiana to provide the technical and development Resources required for the next stage of studies into what is potentially South Australia's next copper-gold mine.

Prominent Hill is an iron oxide copper-gold deposit. Copper-gold and gold only mineralisation is hosted in a large hematite breccia complex which has, to date, been defined over 1 kilometre of strike to a depth of over 500 metres.

In August 2004, an Inferred Resource estimate for the Prominent Hill copper-gold deposit was announced at 97 Mt at 1.5% Cu and 0.5 g/t Au for 1.5 Mt of contained copper and 1.6Moz of gold (0.5%Cu cut-off) (See Page 23). The upper chalcocite dominant part of the system comprises an Inferred Resource of 30 Mt at 2.3% Cu, 0.5 g/t Au (1.0% Cu cut-off).

The Prominent Hill deposit remains open in several directions including at depth and the present Resource estimate does not include the areas of gold-only mineralisation which occur peripheral to the copper-gold bearing breccias in the west, centre and east of the deposit. Intercepts such as 74m at 3.0 g/t Au, 77m at 3.0 g/t Au and 80m at 3.3 g/t Au, at the eastern end of the deposit, and 13m at 7.27 g/t Au and 28m at 3.72 g/t Au in the west, suggest potential exists for gold deposits adjacent to the copper-gold breccia system. Greater drill density is required before any estimate of the gold-only mineralisation can be made.

The resource estimation has identified overall uranium concentrations of 103 ppm which is low for the deposit style. Lower levels of uranium occur mainly in the upper chalcocite dominant parts of the resource and slightly higher levels in the deeper chalcopyrite dominant parts.

Prominent Hill time-line

Nov 2001	– Discovery
Sept 2003	– Oxiana farms in
August 2004	– First Resource
Feb 2005	– Oxiana acquires 100%

Targets

***Qtr3 2005**	– Pre-Feasibility complete
***Qtr3 2006**	– Full Feasibility study complete
***2008**	– Production

Drilling results table

Hole No.	Depth from (m)	Mineralised interval* (m)	Cu Grade (%)	Au Grade** (g/t)
PH04D087	123.8	57.4	1.98	0.90
	186.0	24.0	1.54	0.98
	216.0	62.0	1.37	0.53
Incl.	**227.0**	**23.0**	**2.49**	**0.80**
	282.0	89.0	1.86	0.54
Incl.	**307.0**	**61.0**	**2.32**	**0.66**
PH04D089	161.0	25.0	6.53	0.57
	201.3	36.7	3.37	0.49
	268.0	134.0	1.18	0.33
Incl.	**269.0**	**11.0**	**2.73**	**0.61**
Incl.	**361.0**	**20.0**	**1.89**	**0.33**
	407.0	19.2	1.05	0.39
PH04R094	281.0	26.0	2.46	0.32
	314.0	20.0	5.06	0.58
	467.0	11.0	2.10	0.24
PH04D095	391	11	4.20	0.20
	501	18	1.83	0.32
PH04D097	234	62	2.89	0.40
Incl.	**234**	**30**	**4.07**	**0.39**
Incl.	**283**	**12**	**3.19**	**0.44**
	408	14	2.41	0.33
PH04R105	163	54	5.93	0.34
Incl.	**166**	**49**	**6.42**	**0.35**
	355	31	1.68	0.54
	369	16	2.24	0.54

Full details appear in previous ASX releases on Oxiana's website.

Drilling continued throughout the second half of 2004 in order to increase confidence with a number of excellent results received. These are included in the drilling results table (left).

A Scoping Study was undertaken to investigate possible future mining scenarios. Open pit mining, underground mining and a combination of both were identified as potential options for further study. Outcomes of the study have suggested the potential for a considerably larger mining operation than envisaged at Oxiana's entry to the project. One scenario investigated by the Scoping Study demonstrated that Prominent Hill has the potential to be mined by an open pit followed by an underground mine (See Figure 05).

Capital costs will vary considerably dependent on the mine development option, its scale and associated infrastructure although, considering the mining concept above, a pre-production capital cost estimate of the order of A$350m would be expected.

A pre-feasibility study commenced in mid-2004 and includes more detailed drilling for structural, geotechnical and in-fill information to increase Resource estimate confidence. Further metallurgical testing and mining method investigations will be undertaken as will infrastructure studies for the provision of services. A major part of the pre-feasibility study will be the commencement of permitting activities required to allow the granting of a mining lease.

By the end of 2004, preliminary metallurgical test work had demonstrated that a marketable copper/gold concentrate could be produced at copper recoveries of around 90% and gold in excess of 80%.

Once completed in the second half of 2005, the pre-feasibility study will form the basis of the final feasibility study targeted for completion in the third quarter of 2006. This schedule would enable first production of Prominent Hill by 2008.

There is district wide potential for additional iron oxide copper gold discoveries within the 3,800 square kilometres of tenements at Prominent Hill, with a large number of geophysical anomalies and targets untested.


Great Victoria Desert
Simpson Desert
SOUTH AUSTRALIA
Oodnadatta
Birdsville track
Moomba
(Oil and Gas)
Strzelecki track
Oodnadatta track
Coober
Pedy
Prominent Hill EL's
Marree
Challenger Mine
Central
Australian Railway
Stuart Hwy
Olympic Dam
Mine
Curnamona
Craton
Tarcoola
Gawler
Craton
Broken Hill
Great Australian Bight
Port Augusta
Barrier Hwy
Eyre Hwy
Whyalla
Port Pirie
Eyre
Peninsula
NT
QLD
WA
SA
NSW
Spencer
Gulf
ADELAIDE
Port Lincoln
Prominent Hill
VIC
TAS
Yorke
Peninsula
0
100 kms
200 kms

FIGURE 04 *Prominent Hill is located close to road and rail infrastructure and is also positioned well for access to port facilities.*



FIGURE 05 *The Prominent Hill Scoping Study showed that production from a 7.5 Mt/a open pit and concentrator could average around 100,000 t/a copper and 100,000 oz/a gold in concentrate.*


Mark G.

"Work throughout 2004 confirmed the high quality of the copper-gold resource and the project continued to exhibit the potential to be a profitable operation.


PC RODS 30 x 6MTS
BACK TO THAILAND
14m
Centre Valve RHF Jack leg

PHOTO 08 | *Oxiana has active programs of exploration in Laos, Thailand, China and Australia.*

TITLE

Regional Exploration

FACTS

Through exploration Oxiana intends to significantly grow its gold and copper resource base in Asia and Australia. In 2005, work programs will cover the Prominent Hill deposit in South Australia and its surrounding tenements, the Sepon Mineral District and other areas of Laos, Thailand and south-western China.

In 2005, major regional exploration programs will include:

- Evaluation of the high grade primary sulphide gold Resources at Sepon, building on the existing 2.2 Moz Resource immediately below the current oxide mining operations;
- Further gold exploration in the highly mineralised Sepon district, where more than 30 targets have been prioritised for follow up and drill testing;
- Detailed evaluation of the Thengkham South copper deposit and further exploration of the broader Thengkham and Khanong systems for additional supergene and primary copper Resources.
- Drill out of the Prominent Hill copper-gold deposit to increase geological confidence and upgrade Resources to Measured and Indicated status in accordance with the JORC code.
- Exploration to test high priority targets in the tenements surrounding the Prominent Hill deposit.
- Exploring other copper and gold targets in Laos where Oxiana has lodged additional tenement applications and is exploring for gold in a joint venture with AngloGold Ashanti.
- Extensive drill testing of high grade epithermal gold prospects identified in Thailand during 2004 and the generation of additional projects targeting multi-million ounce gold deposits in joint venture with Thai Goldfields NL.
- Detailed exploration of the Tangshan gold project in south eastern Yunnan province as part of the YJLM joint venture and the generation and exploration of additional high potential gold and copper projects in the south-western provinces of China.

Laos

Laos is highly prospective for both gold and copper and is under explored. Oxiana's strategy in Laos is to leverage from its strong technical and operating base at Sepon to discover and develop other mineral deposits in the country.

Gold Exploration Alliance with AngloGold Ashanti in Laos

As part of a strategy to broaden its portfolio of high potential gold projects in Laos, Oxiana entered into an alliance with AngloGold Ashanti, the world's second largest gold mining company, to explore for gold throughout the country, excluding all areas currently held or under application by Oxiana.

This alliance combines AngloGold Ashanti's technical expertise with Oxiana's in depth country knowledge and operating experience.

AngloGold and Oxiana personnel have been seconded to the joint venture and have commenced generative work.

Thailand

Oxiana is exploring in Thailand through the Thai Goldfields joint venture, a joint exploration and generative program where Oxiana can elect to earn up to 75% (from 50%) by sole funding A$4.75million of exploration expenditure. A further 5 percent can be earned by sole funding through to decision to mine.

In 2004, exploration activities focused on advancing gold prospects in the Chatree epithermal district and generating additional high potential gold properties elsewhere in Thailand.

At the LD Prospect, located close to the Chatree Gold Mine, drilling discovered an area of highly encouraging gold mineralisation (See Figure 06). The mineralisation is associated with epithermal alteration and veining over 300 metres of strike and is open in all directions. Better results included, 9m at 8.4 g/t Au, 12m at 5.4 g/t Au and 14m at 13.4 g/t Au.

At the Wang Yai prospect, 15 kilometres north-east of LD, bonanza grade gold-silver results ranging up to 102 g/t Au and 5000 g/t Ag have been received from sampling of epithermal veins in three separate localities over 1.6 kilometres. These excellent results have confirmed the prospectivity of these areas which will be a focus of the joint venture in 2005.

China

In 2004 Oxiana entered the Yunnan Jin-Long Minerals (YJLM) joint venture with the Yunnan Geology and Mineral Resources Company (YGMR). The joint venture covers 230 sqkm of highly prospective tenements in the Tangshan district of south-eastern Yunnan province together with ongoing project generation throughout the province (See Figure 07).

In 2004, an exploration and representative office was established in Kunming, the capital of Yunnan Province.

Exploration of the Tangshan project commenced in late 2004 and immediately identified outcropping sediment hosted gold mineralisation associated with a large gold and multi-element geochemical stream sediment anomaly delineated by joint venture partner YGMR. Follow-up soil sampling has delineated an open ended gold and multi-element anomaly over 1.5 kilometres of strike that will be the subject of sampling and drill testing in 2005.

Additional to the Tangshan exploration work, intensive project generation activities aimed at securing a pipeline of new joint venture projects continued.

Memoranda of Intent were signed with a number of geological bureau's, teams to review gold, copper and polymetallic projects in Yunnan and Sichuan provinces. Several projects are the subject of further assessment and negotiations.

A Heads of Agreement was signed with Yunnan Copper Corporation, China's third largest copper producer, to develop co-operative exploration and mining related ventures in China, Laos and elsewhere.

Cyprus

Oxiana divested its 95% interest in Eastern Mediterranean Minerals (EMM) early in 2005. EMM has been exploring for massive sulphide hosted copper mineralisation and gold in Cyprus for several years, however the project has become non-core as Oxiana's Australasian business has grown.

Philippines

During 2004 approvals were received and tenements granted for the highly prospective Pao tenement on Luzon and reconnaissance exploration was completed both at Pao and over the southern tenements group in Leyte and Surigao. Permitting of the Gambang tenement continued.

At the Surigao project a one square kilometre alteration halo with structurally controlled mineralisation assaying up to 10% copper in rock chips was identified. Grid mapping and sampling to delineate the extent of the copper mineralisation and establish drill targets is ongoing.

Results received for rock chip sampling of the Manidyo high sulphidation epithermal vein at Pao confirmed prospectivity with assays reporting up to 22.7 g/t Au. The Manidyo vein has never been drilled.

Nearby at Ambedbed prospect, a sample collected from a 10m wide zone of altered intrusive with fine quartz-sulphide veining assayed 1.3 g/t Au, 18.4 g/t Ag and 0.63% Cu and a sample of a quartz-sulphide vein from a local miner's adit assayed 6.3 g/t Au.

Further detailed exploration and drilling is required to determine the economic significance of these anomalies.

"Exploration of the Tangshan project commenced in late 2004 and immediately identified outcropping sediment hosted gold mineralisation."


8m@3.2, 22(50)
4m@2.4, 44(82)
7m@2.5, 16(103m)
3m@5.0, 87(34m)
9m@8.4, 53(21m)
inc 3m@22.0, 139(23)
16m@2.3, 18(47m)
12m@1.1,*(36m)
5m@2.5,*(86m)
12m@5.4, 44(62m)
inc 4m@12.5, 84(68)
7m@5.3, 62(24m)
inc 3m@10.0, 94(26m)
14m@13.4, 78(77m)
inc 5m@36.0, 198(82m)
250 metres
Drillholes over Resistivity
CHINA
MYANMAR
LAOS
SEPON
THAILAND
CAMBODIA
VIETNAM
TGF/Oxiana Thai JV Tenement
'LD' Project Area
'Wang Yai' Project Area
Chatree Gold Mine
Legend:
Interpreted Mineralised Trend
Drillholes Collars
Drillholes with significant intersections
3m@5.0, 87(34m)
g/t Au
Ag
Downhole from
NOTE: *Ag assays not available

FIGURE 06 *High grade gold mineralisation was discovered at the LD Prospect in Thailand in 2004.*


CHINA
Kunming
Tangshan
YUNNAN
VIETNAM
MYANMAR
LAOS
Vientiane
Thai Goldfields
Joint Venture
SEPON
THAILAND

FIGURE 07 *Oxiana is exploring in Laos, in neighboring Thailand and in south-western China. In 2004, an exploration and representative office was established in Kunming, the capital of Yunnan Province.*

TITLE

Sustainability

FACTS

Oxiana believes that in order to best achieve our corporate goals we need to operate according to the principles of sustainable development. That is, in order to maintain our social licence, to maintain access to capital, markets and Resources, and to run profitable, sustainable mining operations, benefits should be delivered to all our stakeholders.

To see a copy of Oxiana's full Sustainability Report go to www.oxiana.com.au or contact us on the details provided on the back leaf of this report to receive a hard copy.

Vision and Strategy

Our 'Sustainability Strategy' has the following key elements:

- Maximise the provision of benefits to our stakeholders through the successful management of our activities.
- Strive to achieve the highest standards in all aspects of our business.
- Integrate economic, environmental and social considerations into all areas of our management.

Economic Contribution

Oxiana's business in Lao PDR is making a significant contribution to the economy, including increasing the nation's Gross Domestic Product and contributing about 15% of the country's export revenue. This will further increase with growing gold and copper production.

In addition to these benefits, direct benefits also flow to Laos through royalties and taxes. Indirectly the company also contributes to the Lao economy through:

- Expenditure on Lao goods and services
- Employment
- Training
- Community development projects through the Sepon Trust Fund
- Improvement of infrastructure
- Removal of unexploded ordnance (UXO)
- Building businesses
- Sponsorships and donations
- Government capacity building
- Flow-on effects
- Encouraging other investment

Community

We are committed to giving preference in employment to people from areas that are closest to our operations. In accordance with this policy, wherever possible, Oxiana and our contractors employ people from the immediate local area.

Oxiana is dedicated to maintaining a mutually beneficial relationship with the community. This is achieved through the Trust Fund programs and through a relationship based on open and transparent communication. Monthly Community and Indigenous Consultative Committee meetings involving mine, government and local representatives are forums where local people are encouraged to raise any issues they may have in an open and culturally sensitive environment where two-way communication is fostered.

Health and Safety

The Linear Lost Time Incident Frequency Rate (LTIFR) for the site, including exploration and construction activities, was a low 0.81 lost time injuries per million man-hours worked, a considerable improvement from 4.17 recorded for 2003. Nevertheless, there is still room for improvement and we will continue to strive for an even lower LTIFR. The Australian average for open-cut metalliferous operations in 2002 to 2003 was 4.0.

A steady decline in the lost time incident frequency rate throughout 2004 is encouraging, and is indicative of the evolution of a culture of safety within the workforce. However, two permanent disability injuries occurred during the year. This is unacceptable to Oxiana's Board and management who have a goal of zero accidents and we are striving to ensure that such accidents do not occur in the future.

Environment

Our Commitment to the Environment

Protection of the environment is a cornerstone of our operations and we endeavour to ensure that this is understood by all our employees. Commitment to this philosophy is ingrained in the Oxiana culture.

To ensure our environmental performance remains successful, external environmental and social audits are undertaken at 12-monthly intervals by internationally recognised independent environmental consultants and are integrated into our management plans.

Compliance

During the reporting period, there were no recorded incidents of, or fines for, non-compliance with any applicable international, national or local declarations, treaties, conventions or regulations associated with environmental issues.

There were a number of other occasions in 2004 when we were not in conformance with our strict internal management systems. Most of these incidents related to hydrocarbon spills that were minor, quickly contained and cleaned up.

While these environmental incidents do not represent regulatory breaches, they do indicate areas where we can improve our performance and these will be the focus for ongoing attention in 2005.

Environmental Performance

Energy

During 2004 the Sepon Operations used just under one million gigajoules of energy. Electricity generation accounted for 65.6% of diesel consumption. Since December 2004, hydro-electric power has been supplied via transmission line from the Lao-Thai grid and the diesel-generated power station is now used only as back up should the transmission line power be interrupted.

Greenhouse gas emissions

The direct greenhouse gas emissions during 2004 were 49,705 t of CO_2.

These emissions are considered normal for this scale and type of operation and for comparison, equivalent to the annual greenhouse gas emissions of about 3,300 Australian households.

Water

Most of the Sepon Operations' water requirements are met through recycling water from various sources around the project site. During 2004 the main uses of recycled water were in the processing plant (approximately 2,990,400 m^3) and for dust suppression (approximately 295,000 m^3). The Nam Kok River is the primary raw water source for the Sepon Operations and during 2004 about 512,600 m^3 of water was pumped from the river for use in the camps and some parts of the plant. The annual water consumption of the project is less than 5% of the annual average available supply.

All process water is treated prior to discharge such that no risk is posed to aquatic life or people downstream. Controlled discharges that eventually report to the Nam Kok River totalled 365,000 m^3.

Biodiversity

Due to deforestation from both the Indochina War and cultivation, most of the project area now consists of secondary forest and is of very limited biodiversity value.

Combined gold, copper and gold expansion projects require a total area of about 765 ha of degraded secondary and riverine forest. Our impact assessments have shown that there is a very low risk that any species of plant and animals will be, or have been, lost as a result of habitat destruction, with the species being widespread and common habitat generalists.

Rehabilitation

Where possible, areas disturbed by mining are rehabilitated progressively. In this early phase of the operation, our opportunities to do this have been limited, however 5.6 ha of land disturbed by mining activity was rehabilitated in 2004.

During 2004, 12.5 ha of previously non-productive village land was restored. These areas are planted with Yang Bong, a local sandalwood, to rehabilitate previously under-utilised land and to establish a local industry for sale to incense producers.

TITLE

Corporate Governance

FACTS

This statement outlines the main corporate governance practices that were in place during 2004.

Further information is available in the corporate governance section of the Oxiana website: www.oxiana.com.au

Framework and approach to corporate governance and responsibility

Oxiana's approach to corporate governance is to have a set of values and behaviours that ensure transparency and fair dealing and protect stakeholder interests.

Specific aspects that support the implementation of this approach include:

a) Board role and responsibility

The roles and responsibilities of the Board are formalised in the Board Charter. The Charter sets down the matters reserved for the Board and its committees, and those matters that the Board has delegated to management.

b) Board size and composition

Currently Oxiana has a Board that consists of 5 Independent Non-executive Directors and 1 Executive Director namely Mr B. Cusack (Chairman), Mr M. Eager, Dr P. Cassidy, Mr R. Beevor, Mr B. Jamieson and Mr O. Hegarty.

c) Avoidance of conflicts of interest by a Director

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest between their duty to Oxiana and their own interests. The Board has adopted a code of conduct to ensure that such matters as conflicts and potential conflicts of interest are disclosed to the Board. This code of conduct is as follows.

Directors' Code of Conduct

- Directors will act honestly, in good faith and in the best interests of the company and its shareholders.
- Directors acknowledge a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office.
- Directors recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interest of all stakeholders of the company.
- A director will not make improper use of information acquired as a director.
- A director will not take improper advantage of the position of director.
- A director will not allow personal interests, or the interest of any associated person, to conflict with the interest of the company.
- Each director will exercise independent judgment and take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board of directors.
- Confidential information received by a director in the course of the exercise of directorial duties remains the property of the Company and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been duly authorised or is required by law.
- Directors will not engage in conduct likely to bring discredit upon the company.
- Each director will, at all times, comply with the spirit, as well as the letter, of the law and with the principles of this Code.

d) Board Committees

There are currently three Board Committees whose powers and procedures are governed by Oxiana's constitution and the relevant Committee's Charter, as approved by the Board.

Details of the membership of these committees are set out below. Copies of the Committees Charter are available in the Corporate Governance section of Oxiana's website.

i) Audit Committee

The Audit Committee consists of three Non-executive Directors, namely Dr P. Cassidy (Chairman), Mr M. Eager and Mr B. Jamieson. The Audit Committee oversees matters concerning the integrity of the financial statements and financial reporting systems, making recommendations for the appointment of the external auditor, evaluating the external auditor's qualifications, performance and independence and compliance with financial reporting and related regulatory requirements.

ii) Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of two Non-executive Directors and one Executive Director namely Messrs B. Cusack (Chairman), R. Beevor and O. Hegarty. The main functions of this committee are to review the Board operations having regard to the law and governance standards and also to assist the Board in ensuring that Oxiana's Remuneration practices and policies fairly reward staff having regard to performance, the law and governance standards.

iii) Compliance Committee

The Compliance Committee consists of two Non-executive Directors and one Executive Director namely Messrs M. Eager (Chairman), B. Jamieson and O. Hegarty. The principal objective is to monitor (on behalf of the Board) Oxiana's compliance with laws and standards relevant to the Company's activities which may impact on the standing of Oxiana amongst its stakeholders. Such activities include Environmental Management Community obligations, Employment matters, Work place Health and Safety and Technical standards in Exploration and Mining operations.

e) Trading in Oxiana Shares and Continuous Disclosure Policies

Oxiana's policies regarding Directors and employees trading in its securities and abiding by the ASX Continuous Disclosures requirements are set by the Board. The policy in relation to trading restricts Directors and employees from trading during certain periods and where material information has not been released to the market.

f) Risk Management

Oxiana maintains a Risk Management Strategy. It is reviewed from time to time to meet changing conditions. This review also includes various checks to ensure the Company is complying with regulatory requirements.

g) Whistleblower Policy

Oxiana is committed to ensuring Oxiana employees and contractors can raise concerns regarding illegal conduct or malpractice in good faith without being subjected to victimisation, harassment or discriminatory treatment, and to have such concerns properly investigated.

Additional details are available in the corporate governance section of our website, or from our offices in Melbourne or Vientiane.

Compliance with the Australian Stock Exchange Corporate Governance Council best practice recommendations

The ASX listing rules require listed entities to include in their annual report a statement disclosing the extent to which the entity has followed the 28 ASX CGC's best practice recommendations during the reporting period, identifying the recommendations that have not been followed and provide reasons for any variance. If a recommendation has been followed for only part of the period the entity must state the period during which it has been followed.

Oxiana considers that its governance practices comply with the ASX CGC's best practice recommendations.

In two areas Oxiana did not follow the recommendations for the full reporting period.

Recommendation 4.3 – the structure of the Audit Committee shall consist of only non-executive directors. In December 2004 Non-Executive Director Mr B. Jamieson replaced Executive Director Mr O.L Hegarty which enabled full compliance. Transitional arrangements approved by the ASX do allow relief from full compliance until July 2005.

Recommendation 10.1 – establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders. In December 2004 Oxiana formally established a Whistleblower Policy to ensure its stakeholders can raise particular concerns and to have such concerns properly investigated.

Directors & Management



From left to right: Barry Cusack, Owen Hegarty, Ronnie Beevor, Michael Eager, Peter Cassidy, Brian Jamieson and David Forsyth.

Board

Barry Cusack, Chairman

Ronnie Beevor, Non-executive Director

Peter Cassidy, Non-executive Director

Michael Eager, Non-executive Director

Brian Jamieson, Non-executive Director

Owen Hegarty, Managing Director

Senior Management

Owen Hegarty, Managing Director

Peter Albert, General Manager, Sepon Project Development

Saman Aneka, Director Lane Xang Minerals Limited

Peter Lester, General Manager, Corporate Development

Antony Manini, General Manager, Exploration and Resources

Mick Wilkes, General Manager, Sepon Operations

Jeff Sells, Chief Financial Officer

David Forsyth, Company Secretary

Australia – Prominent Hill

John Nitschke – General Manager Prominent Hill

Oxiana China Limited

Steven Ryan, General Manager

Information on Directors can be found on page 40.

TITLE

Financial Report

31 December 2004
ABN: 40 005 482 824

Directors' report

Your directors present their report on the consolidated entity consisting of Oxiana Limited ("Oxiana") and the entities it controlled at the end of, or during the year ended 31 December 2004.

Directors

The following persons were directors of Oxiana during the whole of the financial year and up to the date of this report:

Barry L Cusack
Owen L Hegarty
Michael A Eager
Peter W Cassidy
Ronald H Beevor

Brian Jamieson was appointed a director on 27 August 2004 and continues in office at the date of this report.

Principal activities

During the year the principal continuing activities of the consolidated entity consisted of:

- gold production at the Sepon Gold Operation in Laos;
- expansion of the Sepon Gold Operation;
- construction of the Khanong Copper Project at Sepon;
- exploration for further gold and copper resources at Sepon in Laos;
- exploration for base and precious metals in Thailand and South West China;
- maintenance of the consolidated entity's exploration tenements in the Philippines;
- drill testing and preliminary evaluation of the Prominent Hill copper/gold deposit in South Australia;
- evaluation of other exploration and business development opportunities.

The following changes in the nature of the activities of the consolidated entity occurred during the year:

- cessation of exploration for base and precious metals in Cyprus as a result of the sale of former controlled entity Eastern Mediterranean Minerals (Cyprus) Ltd ("EMM") in December 2004; and
- agreement to acquire Minotaur Resources Limited ("Minotaur") under a Scheme of Arrangement.

Results and dividends

The consolidated loss for the year ended 31 December 2004 was $2,131,000 (2003 profit $8,193,000) after deducting unrealised foreign currency losses of $8,391,000 (2003 $21,384,000) and eliminating outside equity interests. No dividend is recommended nor has one been declared or paid since the end of the previous financial year.

Review of operations

Gold Production

During 2004 Oxiana's Sepon Gold Operation in South Eastern Laos, produced 141,213 ounces of gold and 87,920 ounces of silver. Construction of Sepon's expanded gold plant commenced during the year, and the expanded plant was commissioned during January 2005. The expansion will double the plant's throughput with annual gold production expected to be in the range of 210,000 to 230,000 ounces.

Construction of Khanong Copper Project

Development of the project continued during 2004, and first copper production remains on schedule for the first quarter of 2005. A US$100 million debt facility was arranged during the year to partly fund the project, and was first drawn down in July 2004. This facility was refinanced to US$140m during the second half with first draw down occurring on 7 January 2005. During 2005 production is expected to be 30,000 tonnes of cathode copper and at full production the copper plant is designed to produce 60,000t/a of cathode copper.

Exploration

Oxiana continued to explore the highly mineralised Sepon tenement for gold and copper during 2004. In addition, its exploration ventures continued during the year with Thai Goldfields NL in Northern Thailand and with Yunnan Jinlong Minerals Co. Ltd in Yunnan Province, South Western China. During the first half of the year an initial Inferred Resource was announced at Prominent Hill, and on 9 November 2004 Oxiana and Minotaur, reached agreement for Oxiana to acquire Minotaur under a scheme of arrangement with an expected completion date of 24 February 2005.

Oxiana continued to explore in Cyprus through its interest in Eastern Mediterranean Minerals (Cyprus) Limited, until the sale of its interest in this company in December 2004. In the Philippines, Oxiana's wholly owned subsidiary Oxiana Philippines Inc. continued limited exploration on some of its more prospective properties.

Significant changes in state of affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

- In February 2004 236,903,158 shares were issued under the Company's one for four Renounceable Rights Issue, with gross funds generated from the issue totaling approximately $189.5 million.
- In March 2004 Oxiana acquired Rio Tinto's 20% ownership interest in Oxiana Resources Laos Limited. Oxiana Resources Laos Limited, including its subsidiary Lane Xang Minerals Limited, is now a wholly owned entity of Oxiana.
- In May 2004 330,000 rights were issued to Oxiana employees under the Company's Performance Rights Plan. If all performance conditions are met, this will result in 330,000 shares being allocated to employees twelve months from the date of issue.
- In December 2004 950,000 rights were issued to Oxiana and Lane Xang Minerals Limited employees under the Company's Performance Rights Plan. If all performance conditions are met, this will result in 950,000 shares being allocated to these employees twelve months from the date of issue.
- During the year 5,646,667 fully paid ordinary shares were issued at varying exercise prices from 16 cents to 71 cents following exercise of options under the Company's Executive Option Plan.

Changes in controlled entities

In December 2004, Oxiana disposed of its interest in Eastern Mediterranean Minerals (Cyprus) Limited.

Matters subsequent to the end of the financial year

On 9 November 2004 Oxiana and Minotaur reached agreement for Oxiana to acquire Minotaur, including 100% ownership of Prominent Hill, under a scheme of arrangement with an expected completion date for the sale of 24 February 2005. Consideration for the acquisition was 1.85 Oxiana shares for each Minotaur share held. Oxiana is to subscribe for a $2 million placement of shares in Minotaur Exploration Limited, which will hold Minotaur's non-Prominent Hill assets.

Likely developments and expected results of operations

Likely developments in the operations of the consolidated entity include:

- commencement of expanded gold production;
- commissioning of the Sepon Copper Project in the first quarter of 2005;
- ongoing exploration activities in Sepon, other areas of Laos, Thailand, and China;
- continuation of the feasibility studies on the Prominent Hill copper/gold project;
- ongoing identification, evaluation and implementation of new projects and corporate developments.

Environmental Management

The Sepon Gold Operation and the Khanong Copper Development are bound by various Company Environmental Management Plans (EMPS) and regulations in Laos. During 2004 the Gold plant performed in line with the EMPS and its obligations under its Mineral Exploration and Production Agreement with the Government of Laos, under Lao regulations, and to international environmental standards.

Information on Directors

Barry Cusack BE(Hons), MEngSci(Hons), FTSE, FAusIMM, FAIM, MAICD – Chairman
Mr Cusack is the retired Managing Director of Rio Tinto Australia and Chairman of Bougainville Copper Ltd. He is currently a Non-Executive Director of Smorgon Steel Group Limited and MacMahon Holdings Limited, and a member of the Board of the Global Foundation and Future Directions International. Mr Cusack also held the position of Chairman of Coal and Allied Limited and of ERA Limited, and was the past President of the Minerals Council of Australia.

Owen L. Hegarty BEc(Hons), FAusIMM – Managing Director
Mr Hegarty has over 31 years direct experience in the mining industry including 24 years with the Rio Tinto Group where from 1988 to 1993 he was Managing Director of its copper and gold mining and smelting business unit. He became Managing Director of Oxiana in 1995 and is a Fellow of the Australasian Institute of Mining and Metallurgy. Mr Hegarty is also a Director

of the Australian Gold Council and Range River Gold Limited, having resigned from the position of Chairman of Range River Gold Limited during 2004.

Michael A. Eager B.E. (Mining), FAusIMM
– Non Executive Director
Mr Eager is a mining engineer with more than 36 years experience covering a wide range of mining operations and exploration and development activity. He retired from the position of Managing Director of Aberfoyle Limited in 1998, as director of MIM Holdings and Austminex NL in 2003, and the Australasian Institute of Mining and Metallurgy in 2004. Mr Eager is Deputy Chairman of ANSTO (Australian Nuclear Science Technology Organisation).

Peter W Cassidy PhD, BSc (Eng), FAusIMM, CEng
– Non-Executive Director
Dr Cassidy has over 34 years exposure to the minerals industry in Australia, South East Asia, China and the USA, primarily in gold, base metals and mineral sands. His most recent executive role was Managing Director and CEO of Goldfields Limited until its merger with Delta Gold Limited to form AurionGold Limited in 2002. Following the merger, he continued as a Non-Executive Director of AurionGold until 2003. He is also a Non-Executive Director of Lihir Gold Limited, Zinifex Limited, Energy Developments Limited and Sino Gold Limited.

Ronald H Beevor BA(Hons) – Non Executive Director
Mr Beevor is a former investment banker and was Head of Investment Banking at NM Rothschild & Sons (Australia) Limited between 1997 and 2002. He has had an extensive involvement with the natural resources industry, both in Australia and overseas. Mr Beevor is a director of Bendigo Mining Limited and Kragen Investments Limited, and retired as director of Kimberley Diamond Company NL during 2004.

Brian Jamieson FCA – Non Executive Director
Mr Jamieson is Chief Executive of Minter Ellison, Melbourne. Prior to joining Minter Ellison, he was with KPMG and its antecedent firms for over 20 years. During his time at KPMG, Mr Jamieson held positions of Chairman Victoria, Managing Partner Melbourne, and Chief Executive Officer Australia. He was also a KPMG Board member in Australia and Asia Pacific, and a member of the USA Management Committee. Mr Jamieson is also a director of Sigma Company Limited, a Director and Treasurer of Care Australia, a Director and Treasurer of the Bionic Ear Institute and Deputy Chairman of the Committee for Melbourne.

Remuneration report

Principles used to determine the nature and amount of remuneration

The members of the Company's Nomination and Remuneration Committee are Barry L Cusack (Chairman), Owen L Hegarty and Ronald H Beevor. This committee has been established to assist the Board by:

- monitoring the size and composition of the Board;
- recommending individuals for nomination as members of the Board and its Committees;
- reviewing Board and management succession plans;
- ensuring that the performance of the Board and senior management is reviewed annually;
- advising the Board on remuneration, equity-based incentive plans and employee benefit programs; and
- reviewing the Company's recruitment, retention and termination policies.

Meetings of directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 31 December 2004, and the numbers of meetings attended by each director were:

	Directors' Meetings		Audit Committee Meetings		Nomination & Remuneration Committee Meetings		Compliance Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
O.L.Hegarty	15	14	6	5	3	3	1	1
M.A.Eager	15	15	6	6	-	-	1	1
B.L.Cusack	15	15	-	-	3	3	-	-
P.W.Cassidy	15	15	6	6	-	-	-	-
R.H.Beevor	15	15	-	-	3	3	-	-
B.Jamieson (since 27.08.04)	5	5	1	1	-	-	1	1

In conjunction with external remuneration consultants, the Company has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Nomination and Remuneration Committee ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- alignment of executive compensation to performance;
- transparency; and
- capital management.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee has taken advice of independent remuneration consultants to ensure non-executive directors' fees and payments are appropriate and in line with the market. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Remuneration of non-executive directors is comprised of an annual base fee within the maximum amount approved by shareholders, committee fees for extra services, plus equity-based incentives as approved by the Nomination and Remuneration Committee. The Chairman currently receives annual base fees of $100,000, while other non-executive directors receive annual base fees of $50,000. Superannuation contributions required by the *Superannuation Guarantee Act* are provided to the fund of each non-executive director's choice.

Executives

The executive pay and reward framework comprises base salary, superannuation, other benefits, short-term performance incentives, and long-term incentives through participation in the Company's Executive Share Option Plan. The combination of these elements comprises the executive's total remuneration. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure each executive's pay is competitive with the market. Short-term incentives are available for allocation during annual salary reviews where pre-determined performance measures have been met. Superannuation contributions required by the *Superannuation Guarantee Act* are provided to the fund of each executive's choice.

Details of remuneration

Details of the nature and amount of each element of the emoluments of each director of Oxiana and each of the 6 officers of the Company and the consolidated entity receiving the highest emoluments for the year ended 31 December 2004 are set out in the following tables (right).

Contracts of employment

Remuneration and other terms of employment for the Managing Director and other executives are formalised in contracts of employment. Each of these agreements provides for the provision of performance-related cash bonuses, other benefits and participation, when eligible, in the Company's Executive Share Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Owen Hegarty, Managing Director

- base salary, including superannuation, for the year ended 31 December 2004 of $436,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 18% of his annual remuneration
- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the year ended 30 June 2005 exceeds the median of the total shareholder return of competitor companies;
  - a further 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the year ended 30 June 2005 is in the top quartile of the total shareholder return of competitor companies

Jeff Sells, Chief Financial Officer

- base salary, including superannuation, for the year ended 31 December 2004 of $184,052 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 22% of his annual remuneration

Peter Lester, General Manager, Corporate Development

- base salary, including superannuation, for the year ended 31 December 2004 of $235,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 17% of his annual remuneration

David Forsyth, Company Secretary, FCPA, FCIS

Mr Forsyth joined Oxiana as Company Secretary and Manager Administration in 1996. Prior to that time he held commercial, secretarial and management positions in large scale project and engineering companies over a period of 30 years. He is responsible for company secretarial, legal and compliance matters.

- base salary, including superannuation, for the year ended 31 December 2004 of $210,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 19% of his annual remuneration

Peter Albert, General Manager, Sepon Project Development

- base salary for the year ended 31 December 2004 of $290,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 10% of his annual remuneration

Details of Remuneration

Directors of Oxiana – 2004	Primary Base Salary $	 Committee Fees $	 Other Benefits $	 Cash Bonus $	Post-employment Superannuation $	Equity Options $	 Total $
Owen L Hegarty, Managing Director	400,000	-	-	80,000	36,000	332,000*	**848,000**
Barry L Cusack	100,000	6,000	-	-	9,540	-	**115,540**
Peter W Cassidy	50,000	6,000	-	-	5,040	-	**61,040**
Michael A Eager	50,000	3,500	-	-	4,815	-	**58,315**
Ronald H Beevor	50,000	3,000	-	-	4,770	-	**57,770**
Brian Jamieson (from 27.08.04)	18,682	500	-	-	1,726	-	**20,908**
Total	**668,682**	**19,000**	-	**80,000**	**61,891**	**332,000**	**1,161,573**

* The terms of these options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:

- 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the year ended 30 June 2005 exceeds the median of the total shareholder return of competitor companies;
- a further 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the year ended 30 June 2005 is in the top quartile of the total shareholder return of competitor companies.

Details of Remuneration

Executives of Oxiana – 2004	Primary Base Salary $	 Other Benefits $	 Cash Bonus $	Post -employment Superannaution $	Equity Options $	 Total $
Jeff Sells	168,915	-	40,000	15,137	210,000	**434,052**
Peter Lester	215,596	-	40,000	19,404	-	**275,000**
David Forsyth	192,000	-	40,000	18,000	-	**250,000**
Total	**576,511**	-	**120,000**	**52,541**	**210,000**	**959,052**
Other executives of the consolidated entity – 2004						
Jeff Sells	168,915	-	40,000	15,137	210,000	**434,052**
Peter Albert	290,000	-	30,000	-	-	**320,000**
Mick Wilkes	241,816	-	37,320	-	-	**279,136**
Peter Lester	215,596	-	40,000	19,404	-	**275,000**
Antony Manini	230,000	-	40,000	-	-	**270,000**
David Forsyth	192,000	-	40,000	18,000	-	**250,000**
Total	**1,338,327**	-	**227,320**	**52,541**	**210,000**	**1,828,188**

The company executives employed by Oxiana and engaged in the management of Oxiana are also engaged in the management of the consolidated entity.

Share-based compensation

Details of share options outstanding as at the end of the financial year are as follows:

Share Based Compensation

Grant date	Expiry & exercise date	Exercise price at grant date $	New Exercise price $	Consolidated & parent entity 31 Dec 2004 Number	Consolidated & parent entity 31 Dec 2003 Number
17/04/00	17/04/05	0.25	0.25	153,333	333,333
17/04/00	17/04/05	0.30	0.30	333,333	333,333
17/04/00	17/04/05	0.35	0.35	333,334	333,334
28/09/00	28/09/05	0.25	0.21	1,000,000	1,000,000
22/12/00	22/12/05	0.35	0.31	166,667	166,667
04/07/01	04/07/06	0.20	0.16	-	333,333
04/07/01	04/07/06	0.25	0.21	-	333,333
04/07/01	04/07/06	0.30	0.26	-	333,334
19/12/01	19/12/04	0.25	0.21	-	1,000,000
05/02/02	05/02/07	0.40	0.36	-	333,333
05/02/02	05/02/07	0.45	0.41	-	583,333
05/02/02	05/02/07	0.50	0.46	-	583,334
28/03/02	28/03/07	0.40	0.36	1,466,666	1,833,332
28/03/02	28/03/07	0.45	0.41	1,666,666	1,833,333
28/03/02	28/03/07	0.50	0.46	1,666,668	1,833,335
30/05/02	30/05/05	0.35	0.31	1,133,332	1,333,332
30/05/02	30/05/05	0.40	0.36	1,333,333	1,333,333
30/05/02	30/05/05	0.45	0.41	666,668	1,333,335
04/10/02	04/10/07	0.45	0.41	1,275,000	1,275,000
04/10/02	04/10/07	0.55	0.51	1,500,000	1,500,000
22/11/02	22/11/07	0.45	0.41	1,000,000	1,000,000
22/11/02	22/11/07	0.50	0.46	1,000,000	1,000,000
23/12/02	23/12/07	0.75	0.71	4,100,000	4,500,000
28/08/03	28/08/08	0.90	0.86	1,500,000	1,500,000
27/02/04	27/02/09	1.20	1.20	1,000,000	-
06/04/04	06/04/09	1.20	1.20	4,000,000	-
17/12/04	17/12/09	1.25	1.25	1,000,000	-
Total				**26,295,000**	**25,941,667**

Mick Wilkes, Sepon Operations Manager

- base salary for the year ended 31 December 2004 of $241,816 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 15% of his annual remuneration

Antony Manini, General Manager, Exploration and Resources

- base salary for the year ended 31 December 2004 of $230,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 17% of his annual remuneration

Share-based compensation

Details of share options outstanding as at the end of the financial year are as per table (left).

Options are granted under the Executive Share Option Plan which has been approved by shareholders. Staff eligible to participate in the plan are those of manager level and above, including executive and non-executive directors. Options are granted under the scheme for no consideration, for terms of three or five years. Options granted under the scheme carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share. The shares issued as the result of any options rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the currency of the options prior to the exercise of the option. Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their options. The exercise price of options is determined by the Board of Directors.

Share-based compensation – performance rights plan

None of the directors of Oxiana or the other executives of the consolidated entity participate in the Company's Performance Rights Plan.

The assessed fair value at grant date of options granted to directors and executives is allocated equally over the period from grant date to vesting date. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free rate for the term of the option.

Share options granted to directors and the most highly remunerated officers

Options over unissued ordinary shares of Oxiana granted during or since the end of the financial year to any of the directors or the most highly remunerated officers of the Company and consolidated entity as part of their remuneration were as follows:

Directors	Options granted Number	Exercise Price $	Expiry Date
Owen L Hegarty	4,000,000	1.20	06/04/09
Other Executives of Oxiana			
Jeff Sells	1,000,000	1.20	27/02/09
	1,000,000	1.25	17/12/09

Directors' interests

At the date of this report the following Directors held a relevant interest in the following securities:

Director	Fully paid shares Number	Options Number
Owen L Hegarty	27,021,224	4,000,000*
Michael A Eager	1,295,699	820,000
Barry L Cusack	666,667	1,333,333
Peter W Cassidy	250,000	800,000
Ronald H Beevor	2,166,402	1,000,000
Brian Jamieson	40,000	-

* Not vested at 31 December 2004

Insurance of officers

During the financial year, Oxiana paid premiums of $67,000 (2003 $50,000) to insure the directors and secretaries of the Company, and the executives of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities of the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company of all or any part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the *Corporations Act 2001*.

Non audit services

The consolidated entity has employed HLB Mann Judd on assignments additional to their statutory audit duties where HLB Mann Judd's expertise and experience with the consolidated entity are important. These assignments are principally the provision of advice and consultation in relation to acquisitions and disposals, or where HLB Mann Judd is awarded assignments on a competitive basis.

It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

HLB Mann Judd's antecedent firm first signed the consolidated entity's audit opinion for the year ended 31 December 1993, and the current engagement partner first signed the consolidated entity's audit opinion in 1996. Details of the amounts paid to the auditor for audit and non-audit services are set out below.

The board of directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 47.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditor

HLB Mann Judd continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors

Owen L Hegarty, Director
18 February 2005

	Consolidated		Parent Entity	
	2004 $	2003 $	**2004 $**	2003 $
Auditor's Remuneration During the year the following services were paid to the auditor of the parent entity, its related practices and non-related audit firms				
Audit services				
Fees paid to HLB Mann Judd:				
Audit and review of financial reports and other work under the *Corporations Act 2001*	**126,810**	60,000	**121,110**	60,000
Fees paid to non-HLB Mann Judd audit firms for the audit or review of financial reports of any entity in the consolidated entity				
Audit or review of financial reports and other work under the *Corporations Act 2001*	**104,079**	52,000	**-**	-
Other audit services	**10,179**	-	**-**	-
Total remuneration for audit services	**241,068**	112,000	**121,110**	60,000
Other assurance and advisory services				
Fees paid to HLB Mann Judd:				
Due diligence	**77,135**	93,580	**77,135**	93,580
Agreed upon procedures	**26,935**	-	**26,935**	-
Accounting advice & liaison with LXML	**13,890**	-	**13,890**	-
Fees paid to non-HLB Mann Judd audit firms:				
Due diligence	**57,656**	40,000	**10,750**	-
Accounting advice - IFRS	**17,225**	-	**17,225**	-
Taxation Services	**91,364**	-	**77,402**	-
Legal advice	**164,535**	-	**-**	-
Total remuneration for other assurance and advisory services	**448,740**	133,580	**223,337**	93,580

HLB Mann Judd

Board of Directors
Oxiana Limited
Level 9, 31 Queens Street
MELBOURNE VIC 3000

Dear Directors,

Re: Auditor's Independence declaration

In relation to the audit of the financial report of Oxiana Limited ("Oxiana") for the year ended 31 December 2004 ("the audit"), we make the following declarations to the Board of Directors of Oxiana:

1) To the best of our knowledge and belief, there have been no contraventions of:

- the auditor's independence requirements of the *Corporation Act 2001* in relation to the audit; and
- any applicable codes of professional conduct in relation to the audit.

2) We have maintained our independence in accordance with the provisions of Professional Statement F1, and with the provisions of the *Corporations Act 2001*.

Yours faithfully

HLB Mann Judd

HLB Mann Judd

DAVID NAIRN
Partner

Level 1 160 Queen Street Melbourne VIC 3000 GPO Box 2850 Melbourne VIC 3001 DX 154 Melbourne Tel: +61 3 9606 3888 Fax: +61 3 9606 3800
Email: mailbox@hlbvic.com.au Website: www.hlbvic.com.au
1st Floor 226 Upper Heidelberg Road Ivanhoe VIC 3079 PO Box 140 Ivanhoe VIC 3079 DX 97903 Ivanhoe Tel: +61 3 9606 3888 Fax: +61 3 9499 3177

Statements of financial performance For the year ended 31 December 2004

	Note	Consolidated		Parent Entity	
		2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Revenues from ordinary activities	**2**	**74,313**	88,134	**3,372**	1,906
Change in inventories of finished goods and WIP		**7,331**	8,968	-	-
Cost of production		**(40,940)**	(38,327)	-	-
General and administration expenses		**(6,964)**	(3,578)	**(6,839)**	(3,340)
Depreciation and amortisation expense	**3**	**(19,188)**	(20,624)	**(388)**	(256)
Other expenses from ordinary activities		**(1,678)**	(1,067)	-	-
Borrowing costs written off	**3**	**(2,389)**	-	-	-
Borrowing costs	**3**	**(3,913)**	-	-	-
Unrealised foreign currency exchange losses	**3**	**(8,391)**	(21,384)	-	-
Loss on sale of controlled entities	**9, 23(b)**	**(1,546)**	-	-	-
Diminution of non current assets	**3**	**(1,200)**	(754)	**(1,200)**	(754)
Exploration expenditure written off		**(551)**	-	**(551)**	-
Profit/(loss) from ordinary activities before income tax expense		**(5,116)**	11,368	**(5,606)**	(2,444)
Income tax expense/(benefit) relating to ordinary activities	**4**	**(2,976)**	-	**1,019**	-
Profit/(loss) from ordinary activities after related income tax expense		**(2,140)**	11,368	**(6,625)**	(2,444)
Net profit/(loss) attributable to outside equity interests		**(9)**	3,175		-
Net profit/(loss) attributable to members of Oxiana	**18**	**(2,131)**	8,193	**(6,625)**	(2,444)
Net exchange difference on translation of financial report of foreign operations	**17**	**(2,182)**	(11,557)	-	-
Total revenues, expenses and valuation adjustments attributable to members of Oxiana and recognised directly in equity		**(2,182)**	(11,557)	-	-
Total changes in equity other than those resulting from transactions with owners as owners		**(4,313)**	(3,364)	**(6,625)**	(2,444)
Basic earnings per share	**27**	**(0.2)¢**	0.9¢	-	-
Diluted earnings per share	**27**	**(0.2)¢**	0.9¢	-	-

The accompanying notes form part of these financial statements.

Statements of financial position As at 31 December 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Current Assets					
Cash assets	5	**10,265**	34,919	**2,909**	33,876
Receivables	6	**5,233**	5,064	**47**	66
Inventories	7	**16,299**	8,968	**-**	-
Other	8	**4,306**	288	**789**	288
Total Current Assets		**36,103**	49,239	**3,745**	34,230
Non-current assets					
Receivables	6	**844**	1,444	**257,037**	155,281
Other financial assets	9	**565**	984	**103,160**	4,392
Property, plant and equipment	10	**52,577**	49,971	**362**	229
Intangible assets	11	**90,156**	192	**-**	-
Deferred tax assets	4	**5,708**	-	**1,917**	-
Other	8	**351,892**	110,121	**10,042**	2,569
Total Non-current assets		**501,742**	162,712	**372,518**	162,471
Total assets		**537,845**	211,951	**376,263**	196,701
Current liabilities					
Payables	12	**37,286**	8,520	**2,143**	2,275
Interest bearing liabilities	14	**213**	-	**-**	-
Provisions	15	**1,088**	791	**390**	225
Total current liabilities		**38,587**	9,311	**2,533**	2,500
Non-current liabilities					
Interest bearing liabilities	14	**129,190**	-	**-**	-
Other financial liabilities	13	**-**	11,807	**-**	-
Deferred tax liabilities	4	**2,936**	-	**2,936**	-
Provisions	15	**1,773**	930	**24**	-
Total non-current liabilities		**133,899**	12,737	**2,960**	-
Total liabilities		**172,486**	22,048	**5,493**	2,500
Net assets		**365,359**	189,903	**370,770**	194,201
Equity					
Parent entity interest					
Contributed equity	16	**408,103**	224,909	**408,103**	224,909
Reserves	17	**(14,174)**	(11,992)	**-**	-
Accumulated losses	18	**(28,570)**	(26,439)	**(37,333)**	(30,708)
Total parent entity interest		**365,359**	186,478	**370,770**	194,201
Outside equity interest in controlled entities	19	**-**	3,425	**-**	-
Total equity		**365,359**	189,903	**370,770**	194,201

The accompanying notes form part of these financial statements.

Statements of cash flows For the year ended 31 December 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Cash flows from operating activities					
Receipts from customers		**70,633**	84,416	**19**	477
Payments to suppliers and employees		**(48,999)**	(50,203)	**(7,297)**	(5,898)
Interest received		**1,288**	1,833	**1,288**	1,833
Borrowing costs		**(5,841)**	-	**-**	-
Net cash inflow/(outflow) from operating activities	**26**	**17,081**	36,046	**(5,990)**	(3,588)
Cash flows from investing activities					
Payments for exploration		**(18,052)**	(22,721)	**(8,317)**	-
Payments for development		**(214,295)**	(62,682)	**-**	-
Payments for investments		**-**	(761)	**-**	-
Advances to subsidiaries and associates		**(844)**	-	**(100,932)**	(61,901)
Payments for property, plant & equipment		**(10,039)**	(229)	**(231)**	(169)
Payments for additional interests in controlled entities	**23(a)**	**(98,692)**	-	**(98,692)**	-
Proceeds from sale of property, plant & equipment		**2**	6	**2**	6
Net cash inflow/(outflow) from investing activities		**(341,920)**	(86,387)	**(208,170)**	(62,064)
Cash flows from financing activities					
Proceeds from issues of shares		**183,193**	84,959	**183,193**	84,959
Proceeds from borrowings		**128,419**	-	**-**	-
Repayment of borrowings		**(11,427)**	(14,447)	**-**	-
Net cash inflow/(outflow) from financing activities		**300,185**	70,512	**183,193**	84,959
Net increase/(decrease) in cash held		**(24,654)**	20,171	**(30,967)**	19,307
Cash at 1 January		**34,919**	14,748	**33,876**	14,569
Cash at 31 December	**5**	**10,265**	34,919	**2,909**	33,876

The accompanying notes form part of these financial statements.

Note 1: Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention and unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Oxiana Limited ("company" or "Oxiana") as at 31 December 2004 and the results of all controlled entities for the year then ended. Oxiana and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method where material. Under this method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(b) Revenue

Revenue from sales is recognised when there has been a passing of risk to a customer. Sales revenue represents the net proceeds receivable from the customer less royalty paid or payable. Interest revenue is recognised on a proportional basis taking into account applicable interest rates.

(c) Inventories

Work in progress, comprising ore stockpiles, gold-in-circuit and finished goods, are valued at the lower of the average cost of production and net realisable value. Cost of production includes direct costs and an appropriate allocation of fixed and variable overheads, including depreciation. Stores are valued at cost, including applicable freight and duty, less a provision for obsolescence, if necessary.

(d) Recoverable amount of non-current assets

Property, plant and equipment are brought to account at cost, less, where applicable, any accumulated depreciation or amortisation. The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the reporting period in which the recoverable amount write-down occurs. The expected net cash flows included in determining recoverable amounts of non-current assets have not been discounted to their present values.

(e) Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The life of the Sepon mine was re-estimated during the year from six years to a total of ten years from the start of operations, or nine years from 1 January 2004. The revised mine life is based on assessments of reserves available to be mined by the current plant released in September 2003, updated for latest approved forecasts. The financial effect of the re-estimation of the mine life is reflected in note 3(a).

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate. Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate. The expected useful life of each non life of mine depreciable asset class is set out below:

Class of Fixed Asset	Useful life
Plant & Equipment	3-5 years
Leasehold Improvements	5 years
Buildings & Other Infrastructure Assets	10 years

(f) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is shorter. Leasehold improvements held at the reporting date are being amortised over 5 years.

(g) Leased non-current assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense. The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset.

(h) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Goodwill is bought to account on the basis described in note 1 (m).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statement of financial performance.

(i) Exploration, evaluation and development expenditure

Exploration, evaluation and development costs related to areas of interest are carried forward to the extent that:

(i) rights to tenure of the areas of interest are current; and

(ii) such costs are expected to be recouped through successful development and production of the area or by its sale; or

(iii) exploration and/or evaluation activities in the area have not reached a stage which permits reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to the area are continuing.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area of interest according to the rate of depletion of the economically recoverable reserves.

In the event that an area of interest is abandoned or if the directors consider the expenditure to be of no value, accumulated costs carried forward are written off in the year in which that assessment is made. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted for on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(j) Income tax

Tax effect accounting procedures are followed whereby the income tax expense or benefit in the statement of financial performance is matched with the accounting profit or loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Oxiana and its wholly-owned Australian controlled entities have decided not to implement the tax consolidation legislation as at 1 July 2003.

(k) Investments

Interests in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are bought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in note 1(a).

(l) Foreign Currency Translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(ii) Specific commitments

Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred in the statement of financial position from the inception of the hedging transaction up to the date of the purchase or sale and are included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the statement of financial position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are bought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are bought to account in the statement of financial performance over the lives of the hedges.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the designated period are accounted for as having been hedged until the amounts of those transactions in the designated period are fully allocated against the hedged amounts.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In circumstances where a hedging transaction is terminated prior to the maturity because the hedged transaction is no longer expected to occur as designated, any deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as designated, the gains and losses that arise on the hedge prior to its designation continue to be deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated as a hedge of another commitment because the original purchase or sale transaction is no longer expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

(iii) General commitments

Exchange gains or losses on other hedge transactions are bought to account in the statement of financial performance in the financial year in which the exchange rates change. Gains or costs arising on entry into hedges of general commitments are recognised as assets or liabilities at the time of entry into the hedges and are amortised over the lives of the hedges.

(iv) Foreign controlled entities

Assets and liabilities of self-sustaining foreign-controlled entities are translated into Australian currency at rates of exchange current at balance date, while their revenue and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained earnings.

The assets, liabilities and equity of integrated foreign operations are consolidated using the temporal method of translation whereby non-monetary assets and liabilities and equity items, including revenue and expenses, are translated using historic rates of exchange, and monetary assets and liabilities are translated using rates of exchange current at the reporting date. Any resultant exchange differences are recorded as revenue or expense.

(m) Intangible assets

Goodwill

Where an entity or operation is acquired, the identifiable net assets are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is bought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise, which varies from 10 to 20 years for the carrying amounts of goodwill relating to acquisitions to date. The cost of acquisition is discounted as described in note 1(h) where settlement of any part of cash considered is deferred.

(n) Cash

For purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(o) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(p) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(q) Maintenance and repairs

Plant of the consolidated entity is required to be overhauled on a regular basis. This is managed as part of an ongoing major cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(e). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.

(r) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings
- ancillary costs incurred in connection with borrowings
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net profit or loss after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(t) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date, are recognised in other creditors and in provision for employee benefits in respect of employees services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Profit sharing and bonus plans

A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are no formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Superannuation

Contributions are made by the consolidated entity to individual superannuation plans of each employee, and are charged as expenses when incurred.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Equity-based compensation benefits

Equity-based compensation benefits are provided to employees via the Executive Share Option Plan and the Performance Rights Plan. Information relating to these schemes is set out in notes 16 and 20.

No accounting entries are made in relation to the Executive Share Option Plan until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of directors and executives in note 20 include the assessed fair values of options at the date they were granted.

The market value of shares issued to employees for no cash consideration under the Performance Rights Plan is recognised as a liability and as part of employee benefit costs when the employees become entitled to the shares. When the shares are issued, their market value is recognised in the statement of financial position as share capital.

(u) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown exclusive of GST.

(v) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(w) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(x) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The Australian equivalents of IFRS will be first reflected in the Oxiana Group's financial statements for the half-year ending 30 June 2005 and the year ending 31 December 2005. On first time application of the Australian equivalents of IFRS, Oxiana will be required to restate its comparative financial statements to reflect the application of IFRS to that comparative period. Most adjustments to IFRS will be made retrospectively against opening retained earnings. Although the adoption of IFRS will change the Group's reported results, this does not represent a change in the strength of the underlying business.

The Group has established a project team to manage the transition to IFRS, including training of staff, and the making of system and internal control changes necessary to gather all the required financial information. The project team has prepared a timetable for managing the transition to IFRS and identified a number of accounting policy changes that will be required. Major changes identified to date that will be required to the Group's existing accounting policies include the items below. The Group has not quantified the effects of the changes described below.

(i) Share-based compensation benefits

Share-based compensation to directors and employees in the form of options or shares will be recognised as an expense in the period during which the services are received. This is a change to the current accounting policy, as no expense is presently recognised for share-based compensation.

Transition Impact on Oxiana

Oxiana will be required to recognise expenses for share-based payment transactions with directors and employees that occurred during 2004 under its Executive Share Option Plan, Performance Rights Plan and Oxiana Share Plan. These transactions are required to be measured at the fair value of the shares or options granted, taking into account market prices and vesting conditions. Oxiana will continue to use the Black-Scholes option valuation model to value its share-based payment transactions and the fair value estimated at grant date will not be subsequently revised.

Continuing Impact on Oxiana

The statement of financial performance will recognise at grant date an expense for share-based payment transactions with directors and employees that occur under its Executive Share Option Plans and employee right and share plans.

(ii) Mine rehabilitation provision

IFRS requires the full liability method to be applied in providing for mine rehabilitation costs. The provision for mine rehabilitation (and corresponding mine asset) must be made in the accounting period when the related disturbance occurs based on discounted estimated future costs. This is a change to the current accounting policy, under which mine rehabilitation provisions are provided for over the life of the mine, on an incremental and undiscounted basis. On an ongoing basis, the rehabilitation liability will be remeasured at each reporting period in line with the changes in the time value of money (recognised as an expense in the statement of financial performance and an increase in the provision), and additional disturbances or changes in rehabilitation costs will be recognised as additions or changes to the corresponding asset and rehabilitation liability.

Transition Impact on Oxiana

Oxiana will be required to remeasure the existing environmental rehabilitation provision to the present value of future expected expenditure and recognise a related rehabilitation asset. Retained earnings will be impacted to the extent that this net position differs from the existing rehabilitation provision.

Continuing Impact on Oxiana

The statement of financial performance will recognise both an accretion expense and amortisation of the rehabilitation asset.

(iii) Exploration and evaluation assets

AASB 6 *Exploration for and evaluation of Mineral Resources* is the Australian equivalent of IFRS 6. These standards apply from 1 January 2005 and 1 January 2006 respectively, and allow entities to continue with their existing policy for exploration and evaluation expenditure as applied in their most recent financial statements, or change or develop from first principles, their accounting policy for such expenditure in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, if the change makes the financial statements more relevant and reliable. Development expenditure is outside the scope of AASB 6 and is dealt with by AASB 116 *Property, Plant and Equipment* and AASB 138 *Intangible Assets*.

Transition Impact on Oxiana

The grandfathering provisions of AASB 6 allow Oxiana, at entity and group level, to continue its current accounting treatment for exploration and evaluation expenditure. Adoption of the grandfathering provisions would however create inconsistent accounting policies between Oxiana and Lane Xang Minerals Limited (LXML), as Oxiana would be grandfathering the accounting treatment allowed under AASB 1022 *Accounting for the Extractive Industries*, whereas LXML would continue to apply the requirements of IAS 116 *Property, Plant & Equipment*. Oxiana will change its accounting policy on 1 January 2005 from one which complies with AASB 1022, to one that is consistent with LXML's policy, based on AASB 116 *Property, Plant & Equipment*. Retained earnings will be impacted to the extent that there are existing exploration and evaluation assets that qualify for recognition under AASB 1022 but which do not qualify for recognition under AASB 116.

Continuing Impact on Oxiana

Exploration and evaluation expenditure will generally be capitalised where a JORC (Joint Ore Reserves Committee) resource has been identified and probable future economic benefits are demonstrated. Exploration and evaluation assets will be assessed annually for impairment and where impairment indicators exist, recoverable amounts of these assets will be estimated based on discounted cash flows from their associated cash generating units. The statement of financial performance will recognise expenses arising from excess of the carrying values of exploration and evaluation assets over the recoverable amounts of these assets.

(iv) Financial instruments

Under AASB 139 *Financial Instruments – Recognition and Measurement*, some financial assets and liabilities, including derivatives, will be recorded on the face of the statement of financial position at fair value. Assuming certain conditions are met, hedges are classified as either cash flow hedges, fair value hedges or hedges of investments in foreign operations. Changes in the fair value of cash flow hedges can be deferred in equity, provided the hedges are effective. Changes in the market value of fair value hedges together with changes in the fair value of underlying positions are booked to the statement of financial performance. Oxiana is currently permitted to apply hedge accounting to financial instruments and therefore not required to record these transactions on the statement of financial performance.

Transition Impact on Oxiana

The Group has entered into a number of put option contracts for future sales of gold. These put options are cash flow hedges, hedging exposure to changes in future cash flows of forecasted gold sales due to changes in gold commodity prices. Currently these put options are capitalised until they lapse or are exercised, at which time they are expensed in the statement of financial performance. On transition, these effective cash flow hedges will be revalued to fair value, with any changes in fair value deferred in equity and recycled to the statement of financial performance when realised.

Continuing Impact on Oxiana

Changes in the fair value of effective cash flow hedges will be deferred in equity until they are realised, at which time the changes in fair value will be recycled to the statement of financial performance.

(v) Intangible assets – goodwill

AASB 136 *Impairment of Assets* permits Oxiana to carry forward existing goodwill at amortised cost with an annual assessment for impairment, or alternatively, Oxiana may retrospectively apply AASB 3 *Business Combinations* to the business combination that the goodwill relates to.

Transition Impact on Oxiana

Oxiana will not retrospectively apply AASB 3 to any business combination that relates to its subsidiaries and consequently any goodwill on consolidation will be carried forward where appropriate at amortised cost. Retrospectively applying AASB 3 to the acquisition of Rio's 20% interest in Oxiana Resources Laos Limited in March 2004 is not allowed under IFRS, as this acquisition does not meet the definition of a business combination because control of Oxiana Resources Laos Limited had previously been obtained by Oxiana in 2000. No goodwill was generated on the initial acquisition of Oxiana Resources Laos Limited in 2000.

However, the accounting treatment for acquisitions of additional ownership interests in subsidiaries required by AASB 127 *Consolidated and Separate Financial Statements* differs to that required by the former AASB 1024 *Consolidated Accounts*. Consequently, on transition, the acquisition of Rio Tinto's remaining 20% interest in Oxiana Resources Laos Limited will result in an adjustment to retained earnings of the full value of the goodwill generated from that transaction.

Continuing Impact on Oxiana

For any remaining goodwill, amortisation will cease and will be replaced by an annual test for impairment. The recoverable amount of goodwill will be estimated based on discounted cash flows from its associated cash generating units over their respective lives. The statement of financial performance will recognise expenses arising from differences between the carrying value and recoverable amount of goodwill.

(vi) Functional currency

Functional currency is defined as the currency of the primary economic environment in which the Oxiana Group operates while presentation currency is the currency in which it would present its financial statements. Under IFRS, the Group is required to determine its functional currency and record its underlying transactions affecting its financial performance and financial position using its functional currency, however is permitted to present its financial statements in any presentation currency it chooses. Exchange differences on translation from functional currency to presentation currency are taken to the foreign currency translation reserve.

Transition Impact on Oxiana

The statement of financial performance and statement of financial position will not record any transitional adjustments in respect of functional currency.

Continuing Impact on Oxiana

Foreign currency transactions will be recorded initially in the functional currency using the spot rate between the functional currency and the foreign currency at the date of the transaction. At reporting date, foreign currency monetary items will be translated at the closing rate and non monetary items measured at cost in a foreign currency will be translated at the exchange rate at the date of the transaction. Exchange differences on the settlement or translation of monetary items at rates different from those on original recognition will be recognised in the statement of financial performance in the period in which they arise. This is consistent with Oxiana's current accounting treatment under AASB 1012 *Foreign Currency Translation*. Oxiana will present its financial statements in a presentation currency as determined by its Board of Directors.

(vii) Income tax

Income tax will be calculated based on the 'balance sheet' approach, replacing the current income statement method. This may result in recognition of additional deferred tax assets and liabilities. In addition, tax losses will be recognised as an asset to the extent that future taxable profits are probable. This may result in greater deferred tax assets when compared to the existing criteria for recognising future income tax benefits when tax losses are virtually certain of being realised, and timing differences where realisation is assured beyond reasonable doubt.

Transition Impact on Oxiana

The change to the balance sheet approach may result in the recognition of additional deferred tax assets and liabilities with a corresponding impact to retained earnings.

Continuing Impact on Oxiana

Movements in deferred tax assets and liabilities will be recognised in the statement of financial performance.

(viii) Impairment of Non Current Assets

IFRS identify a set of asset impairment indicators, whereby the existence of one or more of these indicators obligates the entity to calculate a fixed asset's recoverable amount. The IFRS test for the recoverable amount of fixed assets is more rigorous and prescriptive than the current Australian standard, and could lead to lower fixed asset values, with impairment writedowns potentially impacting profits in the future.

Transition Impact on Oxiana

Retained earnings will be impacted to the extent that the carrying values of fixed assets exceed their recoverable amounts on transition.

Continuing Impact on Oxiana

Fixed assets will be assessed annually for impairment and where impairment indicators exist, recoverable amounts of these assets will be estimated based on discounted cash flows from their associated cash generating units over their respective lives. The statement of financial performance will recognise expenses arising from differences between the carrying values of fixed assets and the recoverable amounts of these assets.

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Note 2: Revenue					
Operating activities					
sale of goods		**76,029**	88,648	**-**	-
less royalties paid or payable		**(2,209)**	(2,261)	**-**	-
interest received	**2(a)**	**1,288**	1,889	**1,288**	1,889
realised foreign exchange gains/(losses)		**(1,017)**	(155)	**(12)**	-
		74,091	88,121	**1,276**	1,889
Non-operating activities					
proceeds on disposal of property, plant and equipment		**-**	7	**-**	7
proceeds on disposal of tenement		**70**	-	**70**	-
other income		**152**	6	**2,026**	10
		222	13	**2,096**	17
Total Revenue		**74,313**	88,134	**3,372**	1,906
(a) Interest revenue from:					
other persons		**1,288**	1,889	**1,288**	1,889
Total interest revenue		**1,288**	1,889	**1,288**	1,889

Note 3: Profit/(Loss) from Ordinary Activities

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Profit/(Loss) from ordinary activities before income tax has been determined after:				
(a) Expenses				
Borrowing costs				
borrowing costs written off	**2,389**	-	**-**	-
interest paid to other persons	**3,913**	-	**-**	-
Total borrowing costs	**6,302**	-	**-**	-
Depreciation of non-current assets				
plant and equipment	**5,566**	10,189	**67**	25
leasehold improvements	**27**	16	**27**	16
buildings and other infrastructure assets	**1,218**	1,724	**-**	-
Total depreciation	**6,811**	11,929	**94**	41
Amortisation of non-current assets				
capitalised exploration expenditure	**6,800**	8,680	**294**	215
goodwill on consolidation	**5,577**	15	**-**	-
Total amortisation	**12,377**	8,695	**294**	215
Total depreciation and amortisation	**19,188**	20,624	**388**	256

Note 3: Profit/(Loss) from Ordinary Activities (continued)

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
(b) Other expenses				
Bad and doubtful debts:				
trade debtors	-	4	-	-
Total bad and doubtful debts	-	4	-	-
Diminution of non-current assets	1,200	754	1,200	754
(c) Unrealised foreign exchange gains/(losses)	(8,391)	(21,384)	-	-
(d) Net Gains/(Losses)				
Net gain/(loss) on disposal of non-current assets				
Investments in controlled entities	(1,546)	-	-	-
Property, plant and equipment	(2)	-	(2)	-
Realised foreign exchange gains/(losses)	(1,017)	(155)	(12)	(150)

The unrealised foreign exchange gains/(losses) for 2004 includes an amount of $50,149 (2003 $4,101,174) which is attributable to outside equity interests.

Note 4: Income Tax

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
The amount of income tax expense for the financial year differs from the amount calculated on the profit/(loss). The differences are reconciled as follows:				
Profit/(loss) ordinary activities before income tax expense	(5,116)	-	(5,606)	-
Income tax expense/(benefit)*	(249)	-	(1,682)	-
Tax effect of permanent differences:				
Entertainment	8	-	8	-
Non-deductible legal and professional fees	2	-	2	-
Sundry items	(204)	-	-	-
Income tax adjusted for permanent differences	(443)	-	(1,672)	-
Under/(over) provision in prior years	(2,533)	-	2,691	-
Income tax expense/(benefit)	(2,976)	-	1,019	-
Income tax expense/(benefit) comprises:				
Deferred income tax balances	(2,772)	-	(1,672)	-
Under/(over) provision in prior years	(204)	-	2,691	-
	(2,976)	-	1,019	-
Deferred tax assets and liabilities				
Future income tax benefit – non-current	5,708	-	1,917	-
Provision for deferred income tax – non-current	2,936	-	2,936	-

* Income tax expense is applied at 30% for Australian entities and 16.66% for entities in Laos.

Under/(over) provision in prior years

Deferred taxation balances have not previously been recognised. This adjustment represents the tax effect of timing differences between accounting profit/(loss) and taxable income which are included in opening balances.

Future income tax benefit

At 31 December 2004, the parent entity has Australian tax losses of approximately $25,090,000 (2003 - $13,657,000) and the consolidated entity has Australian tax losses of approximately $25,567,000 (2003 - $14,134,000). The respective future income tax benefits of approximately $7,527,000 (2003 – $4,097,000) and $7,670,100 (2003 - $4,240,000) attributable to tax losses have not been bought to account in the consolidated financial statements because the directors believe it is not presently appropriate to regard realisation of the future income tax benefits as virtually certain. The benefits of tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions of deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Oxiana and its wholly-owned Australian controlled entities have decided not to implement the tax consolidation legislation as at 1 July 2003.

Note 5: Cash Assets

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Cash at bank and on hand	**9,502**	14,967	**2,146**	13,924
Deposits at call	**763**	19,952	**763**	19,952
	10,265	34,919	**2,909**	33,876

Note 6: Receivables

	Consolidated 2004	Consolidated 2003	Parent Entity 2004	Parent Entity 2003
Current				
Trade debtors	**4,030**	4,124	**7**	-
Other debtors	**1,203**	940	**40**	66
	5,233	5,064	**47**	66
Non-current				
Amounts receivable from:				
wholly-owned subsidiaries	**-**	-	**261,193**	12,666
partly-owned subsidiaries	**-**	-	**-**	146,415
associated companies	**844**	2,198	**844**	754
	844	2,198	**262,037**	159,835
Less provision for diminution	**-**	(754)	**(5,000)**	(4,554)
	844	1,444	**257,037**	155,281

Note 7: Inventories

	Consolidated 2004	Consolidated 2003	Parent Entity 2004	Parent Entity 2003
Current				
At cost				
Raw materials and stores	**13,745**	7,186	**-**	-
Work in progress	**1,610**	1,782	**-**	-
Finished goods	**944**	-	**-**	-
	16,299	8,968	**-**	-

Note 8: Other

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Current				
Prepayments	**4,306**	288	**789**	288
Non-current				
Exploration, Evaluation and Development Expenditure				
Costs carried forward in respect of areas of interest in:				
exploration and evaluation phases	**74,816**	60,903	**10,461**	2,784
development phase	**301,406**	76,914		
less provision for expenditure write down – Philippines	**(5,000)**	(3,800)	**-**	-
less provision for expenditure write down – other exploration projects	**(509)**	(215)	**(419)**	(215)
accumulated amortisation	**(14,315)**	(7,258)	**-**	-
foreign currency movement	**(4,506)**	(16,423)	**-**	-
Total Exploration, Evaluation and Development Expenditure	**351,892**	110,121	**10,042**	2,569

Note 9: Other Financial Assets

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Non-current				
Investments in other corporations*	**565**	984	**70**	-
Investments in subsidiaries at cost (Note 23)	**-**	-	**108,898**	10,200
Less provision for diminution	**-**	-	**(5,808)**	(5,808)
	565	984	**103,160**	4,392

* During December 2004 a share sale agreement was signed between Oxiana, Oxiana Europe Limited ("OEL"), Kragen Investments Limited ("Kragen") and Eastern Mediterranean Minerals (Cyprus) Ltd ("EMM") for the sale of former controlled entity EMM. OEL agreed to sell its shareholding in EMM as consideration for an investment in Kragen. OEL will receive £200,000 of shares in Kragen on completion date, £400,000 of shares in Kragen on the earlier of first drilling date or listing date, and £600,000 of shares in Kragen one month after first production date. £200,000 has been brought to account as OEL's investment in Kragen at 31 December 2004, and £400,000 has been brought to account as a current receivable at that date.

Note 10: Property, Plant & Equipment

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent Entity 2004 $'000	Parent Entity 2003 $'000
Buildings and Other Infrastructure				
At cost	**15,646**	9,716	**-**	-
Accumulated depreciation	**(2,570)**	(1,478)	**-**	-
Total Buildings and Other Infrastructure	**13,076**	8,238	**-**	-
Plant and Equipment				
At cost	**53,985**	52,286	**250**	181
Accumulated depreciation	**(14,670)**	(10,640)	**(73)**	(39)
Total Plant and Equipment	**39,315**	41,646	**177**	142
Leasehold Improvements				
At cost	**244**	107	**232**	107
Accumulated amortisation	**(58)**	(20)	**(47)**	(20)
Total Leasehold Improvements	**186**	87	**185**	87
Total Property, Plant and Equipment	**52,577**	49,971	**362**	229

Movements in Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the financial year

Note 10: Property, Plant & Equipment

(continued)

	Buildings & Other Infrastructure $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Total $'000
31 December 2004				
Consolidated				
Carrying amount at 1 January	**8,238**	**87**	**41,646**	**49,971**
Additions*	**6,326**	**126**	**4,669**	**11,121**
Disposals	**-**	**-**	**(32)**	**(32)**
Depreciation and amortisation expense	**(1,218)**	**(27)**	**(5,566)**	**(6,811)**
Foreign currency movement	**(270)**	**-**	**(1,402)**	**(1,672)**
Carrying amount at 31 December	**13,076**	**186**	**39,315**	**52,577**
Parent Entity				
Carrying amount at 1 January	**-**	**87**	**142**	**229**
Additions	**-**	**125**	**134**	**259**
Disposals	**-**	**-**	**(32)**	**(32)**
Depreciation and amortisation expense	**-**	**(27)**	**(67)**	**(94)**
Carrying amount at 31 December	**-**	**185**	**177**	**362**
31 December 2003				
Consolidated				
Carrying amount at 1 January	98	68	9,181	9,347
Additions*	9,651	35	55,640	65,326
Disposals	-	-	(4)	(4)
Depreciation and amortisation expense	(1,724)	(16)	(10,189)	(11,929)
Foreign currency movement	213	-	(12,982)	(12,769)
Carrying amount at 31 December	8,238	87	41,646	49,971
Parent Entity				
Carrying amount at 1 January 2003	-	68	38	106
Additions	-	35	133	168
Disposals	-	-	(4)	(4)
Depreciation and amortisation expense	-	(16)	(25)	(41)
Carrying amount at 31 December 2003	-	87	142	229

* 2003 additions include a transfer of $49,675,154 from Exploration, Evaluation and Development Expenditure.

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 11: Intangible Assets				
Goodwill at cost	**95,459**	314	**-**	-
Accumulated amortisation	**(5,303)**	(122)	**-**	-
	90,156	192	**-**	-
Note 12: Payables				
Trade creditors	**37,286**	8,520	**2,143**	2,275
Note 13: Other Financial Liabilities				
Non-current				
Other loans	**-**	11,807	**-**	-
Note 14: Interest Bearing Liabilities				
Current				
Lease liabilities (note 32(b))	**213**	-	**-**	-
Non-current				
Bank loans - secured	**128,419**	-	**-**	-
Lease liabilities (note 32(b))	**771**	-	**-**	-
	129,190	-	**-**	-

Bank loans represent amounts that the consolidated entity has drawn down on its USD debt facility which was agreed on 8 June 2004. Amounts drawn down under the facility are repayable over 42 months. Interest is payable on the facility at the rate of LIBOR plus a margin. The margin is fixed for the life of the loan but the USD LIBOR rate may be re-set every 1, 2, or 3 months at the consolidated entity's discretion. The facility is secured on all the assets of Oxiana's controlled entities, Lane Xang Minerals Limited and Oxiana Resources Laos Limited.

Lease liabilities are effectively secured as the rights to the lease assets revert to the lessor in the event of default.

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 15: Provisions				
Current				
Employee benefits	**1,088**	791	**390**	225
Number of employees at 31 December	**1,128**	371	**35**	11
Non-current				
Employee benefits	**24**	-	**24**	-
Mine restoration	**1,749**	930	**-**	-
Total non current provisions	**1,773**	930	**24**	-

Note 16: Contributed equity

	Consolidated		Parent Entity	
	31 Dec 2004 $'000	31 Dec 2003 $'000	**31 Dec 2004 $'000**	31 Dec 2003 $'000
(a) Paid-up Capital				
At 1 January				
946,726,772 ordinary shares (2003 770,930,624)	**224,909**	139,950	**224,909**	139,950
Share issues during the year 242,549,825 (2003 175,796,148)	**191,535**	87,025	**191,535**	87,025
Less transaction costs arising on share issues	**(8,341)**	(2,066)	**(8,341)**	(2,066)
At 31 December ordinary shares 1,189,276,597 (2003 946,726,772)	**408,103**	224,909	**408,103**	224,909

(b) Details of the issues of ordinary shares during 2004 are as follows:

- on 26 February 2004, 236,903,158 fully paid ordinary shares were issued at 40 cents per share by way of a rights issue; and
- during the year ended 31 December 2004 a total of 5,646,667 (2003 33,508,333) fully paid ordinary shares were issued at various exercise prices following the exercise of executive share options.

(c) Executive Share Option Plan

During 2004, 6,000,000 (2003 1,500,000) options were granted to employees under the Company's Executive Share Option Plan to take up ordinary shares at exercise prices of $1.20 and $1.25 (2003 90¢). The options are exercisable within five years.

The closing share market price of an ordinary share of Oxiana on the Australian Stock Exchange at 31 December 2004 was 99¢ (2003 – $1.05).

i. Movement in the number of share options held by Oxiana employees is as follows:

	Consolidated		Parent Entity	
	31 December 2004 Number	31 December 2003 Number	**31 December 2004 Number**	31 December 2003 Number
Balance at 1 January	**25,941,667**	57,950,000	**25,941,667**	57,950,000
Granted during the year	**6,000,000**	1,500,000	**6,000,000**	1,500,000
Exercised during the year	**(5,646,667)**	(33,508,333)	**(5,646,667)**	(33,508,333)
Balance at 31 December	**26,295,000**	25,941,667	**26,295,000**	25,941,667

ii. Details of share options exercised during the year:

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**2,017**	9,820	**2,017**	9,820
Fair value of shares issued to employees on the exercise of options as at their issue date	**5,385**	25,744	**5,385**	25,744

Note 16: Contributed equity (continued)

(c) Oxiana Executive Share Option Plan (continued)

iii. Options exercised during the financial year and number of shares issued to employees on the exercise of the options:

		Consolidated		Parent Entity	
Exercise date	Fair value of shares at issue Date $	31 Dec 2004 Number	31 Dec 2003 Number	31 Dec 2004 Number	31 Dec 2003 Number
22/01/03	90,000	-	166,666	-	166,666
25/03/03	96,000	-	200,000	-	200,000
08/05/03	619,500	-	1,050,000	-	1,050,000
26/05/03	767,000	-	1,300,000	-	1,300,000
04/07/03	7,770,000	-	12,950,000	-	12,950,000
07/08/03	1,166,666	-	1,666,666	-	1,666,666
22/08/03	1,874,666	-	2,533,333	-	2,533,333
06/10/03	3,094,167	-	3,916,667	-	3,916,667
11/11/03	3,836,750	-	3,725,000	-	3,725,000
13/11/03	3,510,001	-	3,250,001	-	3,250,001
27/11/03	600,833	-	583,333	-	583,333
30/12/03	2,318,334	-	2,166,667	-	2,166,667
Total 2003	25,743,917	-	33,508,333	-	33,508,333
02/01/04	**1,070,000**	**1,000,000**	-	**1,000,000**	-
23/01/04	**169,200**	**180,000**	-	**180,000**	-
30/01/04	**616,000**	**700,000**	-	**700,000**	-
23/04/04	**606,667**	**666,667**	-	**666,667**	-
15/06/04	**800,000**	**1,000,000**	-	**1,000,000**	-
17/06/04	**83,000**	**200,000**	-	**200,000**	-
22/11/04	**1,070,000**	**900,000**	-	**900,000**	-
17/12/04	**970,000**	**1,000,000**	-	**1,000,000**	-
Total 2004	**5,384,867**	**5,646,667**	-	**5,646,667**	-

The fair value of shares issued on the exercise of options is the price that Company's shares closed at on the Australian Stock Exchange on the day of the exercise of the options.

Note 16: Contributed equity (continued)

(c) Oxiana Executive Share Option Plan (continued)

iv. Details of share options outstanding at 31 December:

Grant date	Expiry and exercise date	Exercise price at grant date $	New exercise price $	Consolidated and parent entity 31 Dec 2004 Number	Consolidated and parent entity 31 Dec 2003 Number
17/04/00	17/04/05	0.25	0.25	**153,333**	333,333
17/04/00	17/04/05	0.30	0.30	**333,333**	333,333
17/04/00	07/04/05	0.35	0.35	**333,334**	333,334
28/09/00	28/09/05	0.25	0.21	**1,000,000**	1,000,000
22/12/00	22/12/05	0.35	0.31	**166,667**	166,667
04/07/01	04/07/06	0.20	0.16	**-**	333,333
04/07/01	04/07/06	0.25	0.21	**-**	333,333
04/07/01	04/07/06	0.30	0.26	**-**	333,334
19/12/01	19/12/04	0.25	0.21	**-**	1,000,000
05/02/02	05/02/07	0.40	0.36	**-**	333,333
05/02/02	05/02/07	0.45	0.41	**-**	583,333
05/02/02	05/02/07	0.50	0.46	**-**	583,334
28/03/02	28/03/07	0.40	0.36	**1,466,666**	1,833,332
28/03/02	28/03/07	0.45	0.41	**1,666,666**	1,833,333
28/03/02	28/03/07	0.50	0.46	**1,666,668**	1,833,335
30/05/02	30/05/05	0.35	0.31	**1,133,332**	1,333,332
30/05/02	30/05/05	0.40	0.36	**1,333,333**	1,333,333
30/05/02	30/05/05	0.45	0.41	**666,668**	1,333,335
04/10/02	04/10/07	0.45	0.41	**1,275,000**	1,275,000
04/10/02	04/10/07	0.55	0.51	**1,500,000**	1,500,000
22/11/02	22/11/07	0.45	0.41	**1,000,000**	1,000,000
22/11/02	22/11/07	0.50	0.46	**1,000,000**	1,000,000
23/12/02	23/12/07	0.75	0.71	**4,100,000**	4,500,000
28/08/03	28/08/08	0.90	0.86	**1,500,000**	1,500,000
27/02/04	27/02/09	1.20	1.20	**1,000,000**	-
06/04/04	06/04/09	1.20	1.20	**4,000,000**	-
17/12/04	17/12/09	1.25	1.25	**1,000,000**	-
Total				**26,295,000**	25,941,667

Note 16: Contributed equity (continued)

(d) Oxiana Performance Rights Plan

During 2004 Oxiana's Board of Directors established a share plan for Oxiana and Lane Xang Minerals Limited employees known as the Oxiana Performance Rights Plan. Rights are granted to eligible employees at no cost to the employee and exist for a period of ten years. The rights may be exercised into shares twelve months after the grant date providing specified performance conditions have been met by the employee. No amount is payable for shares by the employee on exercise of the rights. Appropriate clauses deal with events such as termination of service due to death, ill health, redundancy, etc. During the year Oxiana issued a total of 1,280,000 rights to employees under the Performance Rights Plan. If all performance conditions are met this will result in 1,280,000 shares being allocated to employees twelve months from the date of issue. Movements in rights held by Oxiana employees during the year ended 31 December 2004 is as follows:

Note 16: Contributed equity (continued)	Consolidated		Parent Entity	
	31 Dec 2004 Number	31 Dec 2003 Number	**31 Dec 2004 Number**	31 Dec 2003 Number
Balance at 1 January	-	-	-	-
Rights granted during the year	**1,280,000**	-	**1,280,000**	-
Rights exercised during the year	-	-	-	-
Balance at 31 December	**1,280,000**	-	**1,280,000**	-

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Note 17: Reserves				
Foreign currency translation	**(14,174)**	(11,992)	-	-
Foreign currency translation reserve				
Balance at 1 January	**(11,992)**	(435)	-	-
Adjustment arising on translation of foreign controlled entity financial statements	**(2,182)**	(11,557)	-	-
Balance at 31 December	**(14,174)**	(11,992)	-	-
Note 18: Accumulated Losses				
Accumulated losses at 1 January	**(26,439)**	(34,632)	**(30,708)**	(28,264)
Net profit/(loss) attributable to members of Oxiana	**(2,131)**	8,193	**(6,625)**	(2,444)
Accumulated losses at 31 December	**(28,570)**	(26,439)	**(37,333)**	(30,708)
Note 19: Outside Equity Interest				
Outside equity interest comprises:				
Share capital	-	109	-	-
Retained profits	-	3,316	-	-
	-	3,425	-	-

Note 20: Director and Executive Disclosures

Directors

The following persons were directors of Oxiana during the financial year:

Chairman – non executive

Barry L Cusack

Executive director

Owen L Hegarty

Non-executive directors

Ronald H Beevor
Michael A Eager
Peter W Cassidy
Brian Jamieson (appointed 27 August 2004)

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the six executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Employer – Oxiana Limited

David Forsyth – Company Secretary
Peter Lester – General Manager, Corporate Development
Jeff Sells – Chief Financial Officer

Employer – Lane Xang Minerals Limited

Peter Albert – General Manager, Sepon Project Development
Antony Manini – General Manager Exploration and Resources
Mick Wilkes – General Manager, Sepon Operations

All of the above persons were also specified executives during the year ended 31 December 2003, except for Jeff Sells who commenced employment with the group on 2 February 2004.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The members of the Company's Nomination and Remuneration Committee are Barry L Cusack (Chairman), Owen L Hegarty and Ronald H Beevor. This committee has been established to assist the Board by:

- monitoring the size and composition of the Board;
- recommending individuals for nomination as members of the Board and its Committees;
- reviewing Board and management succession plans;
- ensuring that the performance of the Board and senior management is reviewed annually;
- advising the Board on remuneration, equity-based incentive plans and employee benefit programs; and
- reviewing the Company's recruitment, retention and termination policies.

In conjunction with external remuneration consultants, the Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the Group. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Nomination and Remuneration Committee ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- alignment of executive compensation to performance; and
- transparency and capital management.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee has taken advice of independent remuneration consultants to ensure non-executive directors' fees and payments are appropriate and in line with the market. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Remuneration of non-executive directors is comprised of an annual base fee within the maximum amount approved by shareholders, committee fees for extra services, plus equity-based incentives as approved by the Nomination and Remuneration Committee. The Chairman currently receives annual base fees of $100,000, while other non-executive directors receive annual base fees of $50,000. Superannuation contributions required by the *Superannuation Guarantee Act* are provided to the fund of each non-executive director's choice.

Executives

The executive pay and reward framework comprises base salary, superannuation, other benefits, short-term performance incentives, and long-term incentives through participation in the Company's Executive Share Option Plan. The combination of these elements comprises the executive's total remuneration. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure each executive's pay is competitive with the market. Short-term incentives are available for allocation during annual salary reviews where pre-determined performance measures have been met. Superannuation contributions required by the *Superannuation Guarantee Act* are provided to the fund of each executive's choice.

Details of Remuneration

	Primary				Post-employment	Equity	
Directors of Oxiana – 2004	**Base Salary $**	**Committee Fees $**	**Other Benefits $**	**Cash Bonus $**	**Superannuation $**	**Options $**	**Total $**
Owen L Hegarty, Managing Director	400,000	-	-	80,000	36,000	332,000	848,000
Barry L Cusack	100,000	6,000	-	-	9,540	-	115,540
Peter W Cassidy	50,000	6,000	-	-	5,040	-	61,040
Michael A Eager	50,000	3,500	-	-	4,815	-	58,315
Ronald H Beevor	50,000	3,000	-	-	4,770	-	57,770
Brian Jamieson (from 27.08.04)	18,682	500	-	-	1,726	-	20,908
Total	668,682	19,000	-	80,000	61,891	332,000	1,161,573

Total remuneration of directors of Oxiana for the year ended 31 December 2003 is set out below. Information for individual directors is not shown as this is the first financial report prepared since the issue of AASB 1046 *Director and Executive Disclosures by Disclosing Entities*. In some cases, different individuals are included than those specified in the year ended 31 December 2004.

	Primary			Post-employment		Equity	
Directors of Oxiana – 2003	**Base Salary $**	**Committee Fees $**	**Other Benefits $**	**Superannuation $**	**Other Retirement benefits $**	**Options $**	**Total $**
Total	530,791	9,750	-	36,813	216,200	-	793,554

	Primary			Post-employment	Equity	
Specified Executives of the consolidated entity – 2004	**Base Salary $**	**Other Benefits $**	**Cash Bonus $**	**Superannuation $**	**Options $**	**Total $**
Jeff Sells	168,915	-	40,000	15,137	210,000	434,052
Peter Albert	290,000	-	30,000	-	-	320,000
Mick Wilkes	241,816	-	37,320	-	-	279,136
Peter Lester	215,596	-	40,000	19,404	-	275,000
Antony Manini	230,000	-	40,000	-	-	270,000
David Forsyth	192,000	-	40,000	18,000	-	250,000
Total	1,338,327	-	227,320	52,541	210,000	1,828,188
Specified Executives of the consolidated entity – 2003						
Total	951,133	271,000	189,000	53,250	150,000	1,614,383

For comparison, total remuneration of specified executives for the year ended 31 December 2003 is set out in aggregate above. Information for individual specified executives is not shown as this is the first financial report prepared since the issue of AASB 1046 *Director and Executive Disclosures by Disclosing Entities*. In some cases, different individuals are included than those specified in the year ended 31 December 2004.

Remuneration of directors and executives (continued)

Contracts of employment

Remuneration and other terms of employment for the Managing Director and the specified executives are formalised in contracts of employment. Each of these agreements provides for the provision of performance-related cash bonuses, other benefits and participation, when eligible, in the Company's Executive Share Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Owen Hegarty, Managing Director

- base salary, including superannuation, for the year ended 31 December 2004 of $436,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 18% of his annual remuneration
- the terms of options are the same as the Executive Share Option Plan but are earned on achievement of the following hurdles:
  - 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the year ended 30 June 2005 exceeds the median of the total shareholder return of competitor companies;
  - a further 50% will vest on 1 June 2006 if the total shareholder return of Oxiana for the year ended 30 June 2005 is in the top quartile of the total shareholder return of competitor companies

Jeff Sells, Chief Financial Officer

- base salary, including superannuation, for the year ended 31 December 2004 of $184,052 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 22% of his annual remuneration

Peter Albert, General Manager, Sepon Project Development

- base salary for the year ended 31 December 2004 of $290,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 10% of his annual remuneration

Mick Wilkes, Sepon Operations Manager

- base salary for the year ended 31 December 2004 of $241,816 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 15% of his annual remuneration

Peter Lester, General Manager, Corporate Development

- base salary, including superannuation, for the year ended 31 December 2004 of $235,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 17% of his annual remuneration

Antony Manini, General Manager, Exploration and Resources

- base salary for the year ended 31 December 2004 of $230,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 17% of his annual remuneration

David Forsyth, Company Secretary, FCPA, FCIS

- base salary, including superannuation, for the year ended 31 December 2004 of $210,000 to be reviewed annually by the Nomination and Remuneration Committee
- received an incentive payment equivalent to 19% of his annual remuneration

Share-based compensation - options

The terms and conditions of each grant of options affecting remuneration of directors and specified executives in this or future reporting periods are as follows:

Grant date	Expiry and exercise date	Exercise price at grant date	New exercise price	Consolidated and parent entity 31 Dec 2004 Number	Consolidated and parent entity 31 Dec 2003 Number	Value at grant date 31 Dec 2004 $	Value at grant date 31 Dec 2003 $
17/04/00	17/04/05	0.25	0.25	**153,333**	333,333	**5,449**	11,846
17/04/00	17/04/05	0.30	0.30	**333,333**	333,333	**10,542**	10,542
17/04/00	17/04/05	0.35	0.35	**333,333**	333,333	**9,472**	9,472
28/09/00	28/09/05	0.25	0.21	**1,000,000**	1,000,000	**8,038**	8,038
19/12/01	19/12/04	0.25	0.21	**-**	1,000,000	**-**	32,116
05/02/02	05/02/07	0.45	0.41	**-**	250,000	**-**	13,359
05/02/02	05/02/07	0.50	0.46	**-**	250,000	**-**	11,798
28/03/02	28/03/07	0.40	0.36	**1,466,666**	1,833,333	**89,025**	111,281
28/03/02	28/03/07	0.45	0.41	**1,666,666**	1,833,332	**86,737**	95,411
28/03/02	28/03/07	0.50	0.46	**1,666,666**	1,833,335	**74,624**	82,087
30/05/02	30/05/05	0.35	0.31	**1,133,332**	1,333,333	**71,133**	71,133
30/05/02	30/05/05	0.40	0.36	**1,333,333**	1,333,333	**67,173**	67,173
30/05/02	30/05/05	0.45	0.41	**666,668**	1,333,335	**26,964**	53,928
04/10/02	04/10/07	0.45	0.41	**775,000**	775,000	**50,301**	50,301
04/10/02	04/10/07	0.55	0.51	**1,000,000**	1,000,000	**45,430**	45,430
22/11/02	22/11/07	0.45	0.41	**-**	1,000,000	**-**	48,518
22/11/02	22/11/07	0.50	0.46	**-**	1,000,000	**-**	36,835
23/12/02	23/12/07	0.75	0.71	**3,300,000**	3,300,000	**56,731**	56,731
28/08/03	28/08/08	0.90	0.86	**500,000**	500,000	**60,298**	60,298
27/02/04	27/02/09	1.20	1.20	**1,000,000**	-	**147,302**	-
06/04/04	06/04/09	1.20	1.20	**4,000,000**	-	**331,589**	-
17/12/04	17/12/09	1.25	1.25	**1,000,000**	-	**62,516**	-
Total				**21,328,330**	20,575,000	**1,203,324**	876,297

Options are granted under the Executive Share Option Plan which has been approved by shareholders. Staff eligible to participate in the plan are those of manager level and above, including executive and non-executive directors. Options are granted under the scheme for no consideration, for terms of three or five years. Options granted under the scheme carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The shares issued as the result of any options rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the currency of the options prior to the exercise of the option. Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their options. The exercise price of options is determined by the Board of Directors.

Share-based compensation – performance rights plan

None of the directors of Oxiana or the specified executives of the consolidated entity participate in the Company's Performance Rights Plan.

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Oxiana and each of the specified executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of Oxiana.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Oxiana		
Owen Hegarty	4,000,000	–
Specified executives of the consolidated entity		
Jeff Sells	2,000,000	2,000,000

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free rate for the term of the option.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Oxiana and each of the specified executives of the consolidated entity are set out below.

Name	Date of exercise options	Exercise price paid per share $	Number of ordinary shares issued on exercise of options during the year
Directors of Oxiana			
Michael A Eager	23/01/04	0.25	180,000
Peter W Cassidy	30/01/04	0.35	200,000
Barry L Cusack	23/04/04	0.41	666,667
Michael A Eager	18/12/04	0.21	1,000,000
Specified Executives of the consolidated entity			
Mick Wilkes	30/01/04	0.45	250,000
Mick Wilkes	30/01/04	0.50	250,000
David Forsyth	17/06/04	0.36	200,000
Peter Albert	22/11/04	0.36	166,666
Peter Albert	22/11/04	0.41	166,667
Peter Albert	22/11/04	0.46	166,667

Equity instrument disclosures relating to directors and executives

Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each director of Oxiana and each of the specified executives of the consolidated entity, including their personally-related entities are set out on page 72.

Name	Balance at 1 January	Granted during year	Exercised during year	Balance at 31 December	Vested and exercisable at 31 December
Directors of Oxiana					
Owen L Hegarty, Managing Director	-	4,000,000	-	4,000,000	-
Barry L Cusack	2,000,000	-	666,667	1,333,333	1,333,333
Peter W Cassidy	1,000,000	-	200,000	800,000	800,000
Michael A Eager	2,000,000	-	1,180,000	820,000	820,000
Ronald H Beevor	1,000,000	-	-	1,000,000	1,000,000
Brian Jamieson (from 27.08.04)	-	-	-	-	-
Total	6,000,000	4,000,000	2,046,667	7,953,333	3,953,333
Specified executives of the consolidated entity					
Peter Albert	1,500,000	-	500,000	1,000,000	1,000,000
David Forsyth	2,000,000	-	200,000	1,800,000	1,800,000
Peter Lester	1,775,000	-	-	1,775,000	1,775,000
Antony Manini	6,000,000	-	-	6,000,000	6,000,000
Jeff Sells	-	2,000,000	-	2,000,000	2,000,000
Mick Wilkes	1,300,000	-	500,000	800,000	800,000
Total	12,575,000	2,000,000	1,200,000	13,375,000	13,375,000

Share holdings

The numbers of shares in the Company held during the financial year by each director of Oxiana and each of the specified executives of the consolidated entity, including their personally-related entities are set out below.

Name	Balance at 1 January	Received on exercise of options	Other changes during year	Balance at 31 December
Directors of Oxiana				
Owen L Hegarty, Managing Director	21,616,978	-	5,404,246	27,021,224
Barry L Cusack	-	666,667	-	666,667
Peter W Cassidy	-	200,000	50,000	250,000
Michael A Eager	56,559	1,180,000	59,140	1,295,699
Ronald H Beevor	1,733,121	-	433,281	2,166,402
Brian Jamieson (from 27.08.04)	-	-	40,000	40,000
Total	23,406,658	2,046,667	5,986,667	31,439,992
Specified executives of the consolidated entity				
Peter Albert	2,405,185	500,000	(142,684)	2,762,501
David Forsyth	2,170,000	200,000	(350,000)	2,020,000
Peter Lester	25,000	-	6,250	31,250
Antony Manini	425,000	-	-	425,000
Jeff Sells	-	-	12,500	12,500
Mick Wilkes	250,000	500,000	187,500	937,500
Total	5,275,185	1,200,000	(286,434)	6,188,751

Note 21: Auditor's Remuneration

	Consolidated		Parent Entity	
	2004	2003	**2004**	2003
	$	$	**$**	$
During the year the following services were paid to the auditor of the parent entity, its related practices and non-related audit firms				
Audit services				
Fees paid to HLB Mann Judd:				
Audit and review of financial reports and other work under the Corporations Act 2001	**126,810**	60,000	**121,110**	60,000
Fees paid to non-HLB Mann Judd audit firms for the audit or review of financial reports of any entity in the consolidated entity				
Audit or review of financial reports and other work under the Corporations Act 2001	**104,079**	52,000	**-**	-
Other audit services	**10,179**	-	**-**	-
Total remuneration for audit services	**241,068**	112,000	**121,110**	60,000
Other assurance and advisory services				
Fees paid to HLB Mann Judd:				
Due diligence	**77,135**	93,580	**77,135**	93,580
Agreed upon procedures	**26,935**	-	**26,935**	-
Accounting advice and liaison with LXML	**13,890**	-	**13,890**	-
Fees paid to non-HLB Mann Judd audit firms				
Due diligence	**57,656**	40,000	**10,750**	-
Accounting advice - IFRS	**17,225**	-	**17,225**	-
Taxation Services	**91,364**	-	**77,402**	-
Legal advice	**164,535**	-	**-**	-
Total remuneration for other assurance and advisory services	**448,740**	133,580	**223,337**	93,580

Note 22: Investments in Associated Entities

	Principal activity	Ownership Interest		Carrying amount of investment	
		2004	2003	**2004**	2003
		%	%	**$'000**	$'000
Name					
Hellenic Copper Mines Limited	Mining	**-**	14.15	**-**	-
Thai Goldfields NL	Exploration	**50**	50	**-**	-
AGA-OXR Exploration Alliance	Exploration	**50**	-	**-**	-

Investments in associated entities are accounted for in the consolidated financial statements using the equity method of accounting where material and are carried at cost by the parent entity. Oxiana has initiated a joint venture with Thai Goldfields NL to explore for epithermal gold deposits in the Loei and Phetchabun gold belts. Oxiana maintains a 50% interest in this joint venture and can elect to earn up to 75%. On 13 December 2004 Oxiana and AngloGold Ashanti Laos Holding Limited entered into an unincorporated joint venture to conduct gold and gold/copper exploration in Laos.

Note 23: Investments in Controlled Entities

	Country of incorporation	Equity holding (ordinary shares)		Carrying amount of investment		Contribution to profit/(loss)	
		2004 %	2003 %	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000
Parent entity							
Oxiana Limited	Australia			**-**	-	**(6,625)**	(2,444)
Controlled entities							
Oxiana Europe Limited**	Channel Islands	**100**	100	**7,587**	7,587	**(1,781)**	(745)
Oxiana Resources Laos Limited (including Lane Xang Minerals Limited)*	Cayman Islands	**100**	80	**99,109**	411	**7,302**	12,702
Oxiana Philippines Inc*	Philippines	**100**	100	**1,815**	1,815	**(1,027)**	(1,320)
Anacorte Pty Ltd	Australia	**100**	100	**299**	299	**-**	-
Wakefield Mining and Metals NL	Australia	**100**	100	**88**	88	**-**	-
Investments at cost				**108,898**	10,200	**(2,131)**	8,193
Less provision for diminution				**(5,808)**	(5,808)		
Carrying value of investments				**103,090**	4,392		

* audited by firms other than the auditor of the parent entity

** Eastern Mediterranean Minerals (Cyprus) Limited was 95% (2003 95%) owned by Oxiana Europe Limited until December 2004

(a) Investment in Oxiana Resources Laos Limited

In March 2004 Oxiana acquired Rio Tinto's 20% ownership interest in Oxiana Resources Laos Limited. Oxiana Resources Laos Limited, including its subsidiary Lane Xang Minerals Limited, is now a wholly owned entity of Oxiana. A portion of the proceeds from the one for four Renounceable Rights issue in February 2004 was used to fund this acquisition. Details of the acquisition are as follows:

Details	**Consolidated $'000**
Net purchase consideration	98,692
Less net assets acquired	(3,233)
Goodwill on acquisition	95,459

(b) Disposal of Controlled Entity

In December 2004, the consolidated entity disposed of its interest in controlled entity Eastern Mediterranean Minerals (Cyprus) Limited (EMM). Details of the transaction are as follows:

Details	**Consolidated £'000**	**Consolidated $'000**
Sale price	600	1,486
Carrying value of investment in EMM	(659)	(1,634)
Post acquisition movements in equity	(561)	(1,398)
Loss on disposal	**(620)**	**(1,546)**

Note 24: Segment Reporting

Primary reporting – business segments

The consolidated entity is organised into the following business segments:

Gold – exploration, development and mining of gold;

Copper – exploration, development and mining of copper; and

Other – including revenues and expenses associated with general corporate office activities, none of which is a separately reportable segment.

Note 24: Segment Reporting (continued)

Primary Reporting	Gold $'000	Copper $'000	Other $'000	Unallocated $'000	Consolidated $'000
	Business Segments				
2004					
Operating revenue	**73,820**	**-**	**493**	**-**	**74,313**
Segment result	**7,253**	**(6,350)**	**(6,010)**	**2,976**	**(2,131)**
Segment Assets	**209,472**	**319,347**	**3,318**	**5,708**	**537,845**
Segment liabilities	**39,317**	**128,419**	**1,814**	**2,936**	**172,486**
Segment depreciation and amortisation	**19,094**	**-**	**94**	**-**	**19,188**
Segment write down of exploration assets	**275**	**276**	**-**	**-**	**551**
Acquisition of property	**108,924**	**251,734**	**259**	**-**	**360,917**
2003					
Operating revenue	86,387	-	1,747	-	88,134
Segment result	11,669	(1,787)	(1,689)	-	8,193
Segment assets	110,920	66,860	34,171	-	211,951
Segment liabilities	19,548	-	2,500	-	22,048
Segment depreciation	20,583	-	41	-	20,624
Segment write down of exploration assets	-	-	-	-	-
Acquisition of property	16,082	67,613	168	-	83,863

Secondary reporting – geographical segments

The consolidated entity operates in Australia, Europe, Philippines and Laos.

Secondary Reporting Geographical segments	Segment revenues		Segment Assets		Aquisitions of Non Current Assets	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000
Australia	**493**	1,747	**15,063**	37,782	**8,576**	1,642
Europe	**-**	-	**2,205**	2,427	**719**	-
Philippines	**-**	-	**6,155**	6,369	**219**	204
Laos	**73,820**	86,387	**513,714**	169,927	**351,403**	82,017
Provision for diminution	**-**	-	**(5,000)**	(4,554)	**-**	-
Unallocated	**-**	-	**5,708**	-	**-**	-
Total	**74,313**	88,134	**537,845**	211,951	**360,917**	83,863

Accounting Policies

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1. Comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of cash, property, plant and equipment and deferred exploration expenditure, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of loans, trade and other creditors, and employee entitlements. Segment assets and liabilities do not include income taxes.

Inter-Segment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's length" basis and are eliminated on consolidation.

Note 25: Related Parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated. ANSTO undertook test work on Prominent Hill rock chip samples during the year and Mike Eager, a director of Oxiana, is also a Board Member of ANSTO. OEL sold its ownership interest in EMM to Kragen Investments Limited during the year and Ronnie Beevor, a director of Oxiana, is also a director and shareholder of Kragen Investments Limited. Details of the sale are contained in notes 9 and 23.

Transactions between Oxiana and other entities within the wholly owned group during the years ended 31 December 2004 and 31 December 2003 consisted of:

- loans advanced by Oxiana; and
- the levying of management fees and recharges by Oxiana

Recharges and fees of $2,026,000 (2003 $1,200,000) were charged by Oxiana to its wholly-owned subsidiary, Lane Xang Minerals Limited during the year ended 31 December 2004. Refer to note 6 for details of advances owing from controlled entities within the group as at 31 December 2004.

Directors and specified executives

Disclosures relating to directors and specified executives are set out in Note 20.

Note 26: Reconciliation of profit/(loss) from ordinary activities after tax to net cash inflow/(outflow) from operating activities

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Profit/(loss) from ordinary activities after tax	**(2,140)**	11,368	**(6,625)**	(2,444)
Net (profit)/loss on sale of property, plant, & equipment	**2**	-	**2**	-
Depreciation of property, plant and equipment	**6,811**	11,929	**94**	41
Amortisation of capitalised exploration expenditure	**6,800**	8,680	**294**	215
Amortisation of goodwill	**5,577**	15	**-**	-
Exploration expenditure written off	**551**	-	**551**	-
Borrowing costs written off	**2,389**	-	**-**	-
Loss on sale of controlled entities	**1,546**	-	**-**	-
(Profit)/loss on sale of investments	**(70)**	-	**(70)**	-
Provision for diminution of non current assets	**1,200**	754	**1,200**	754
Provision for doubtful debts	**-**	4	**-**	-
Unrealised foreign exchange (gains)/losses	**8,391**	21,384	**-**	-
Changes in assets and liabilities				
Amounts charged/(credited) to provisions	**614**	232	**(2,030)**	(78)
Increase/(decrease) in deferred tax payable	**2,936**	-	**2,936**	-
(Increase)/decrease in future income tax benefit	**(5,708)**	-	**(1,917)**	-
(Increase)/decrease in trade and other debtors	**(169)**	(13,616)	**19**	(249)
(Increase)/decrease in prepayments and deferred expenditure	**(4,018)**	-	**(501)**	-
(Increase)/decrease in inventory	**(7,331)**	-	**-**	-
Increase/(decrease) in employee entitlements	**321**	-	**189**	-
Increase/(decrease) in creditors	**(621)**	(4,704)	**(132)**	(1,827)
Net cash inflow/(outflow) from operating activities	**17,081**	36,046	**(5,990)**	(3,588)

Note 27: Earnings Per Share

	Consolidated 2004	Consolidated 2003
Basic earnings per share	**(0.2)¢**	0.9¢
Diluted earnings per share	**(0.2)¢**	0.9¢

	Consolidated 2004 Number	Consolidated 2003 Number
Weighted average numbers of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share and alternative basic earnings per share	**1,152,628,642**	867,590,872
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share and alternative diluted earnings per share	**1,152,628,642**	876,424,993
Classification of Securities		
The following securities have been classified as potential ordinary shares and are included in determination of dilutive earnings per share:		
– options outstanding	**9,106,142**	8,834,121

	Consolidated 2004	Consolidated 2003
Reconciliation of earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Net profit/(loss)	**(2,140)**	11,368
Net profit/(loss) attributable to outside equity interest	**(9)**	3,175
Earnings used in calculating basic earnings per share	**(2,131)**	8,193

Note 28: Interest in Mining Tenements

At the date of the Directors' Report, the Company's interests in significant mining and exploration tenements were as follows:

Mining Tenements

Area	Description	% Interest	Area	Description	% Interest
Panaon Island	EP-00001-VII	100	Phichit	SPLA 1/2547	50
Southern Leyte	EP-00002-VII	100	Phichit	SPLA 2/2547	50
Surigao	EP-00015-XIII	100	Petchabun	SPLA 7/2545	50
Pao	EP-00014-II	100	Petchabun	SPLA 1/2546	50
Sepon	MEPA	100	Petchabun	SPLA 1/2547	50

Note 29: Superannuation Commitments

The consolidated entity contributes to the individual superannuation plans of each employee. Benefits provided under the plan are based on accumulated contributions and earnings for each employee.

Note 30: Financial Instruments

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate %		Floating interest Rate $'000		Floating interest Rate 1 – 5 years $'000		Non Interest Bearing $'000		Total $'000	
	2004	2003	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000
Financial Assets										
Cash	**4.48**	5.05	**10,265**	34,919	**-**	-	**-**	-	**10,265**	34,919
Receivables	**-**	-	**-**	-	**-**	-	**5,233**	5,064	**5,233**	5,064
Other financial assets	**-**	-	**-**	-	**-**	-	**565**	984	**565**	984
Total Financial Assets	**-**	-	**10,265**	34,919	**-**	-	**5,798**	6,048	**16,063**	40,967
Financial Liabilities										
Trade and other creditors	**-**	-	**-**	-	**-**	-	**37,286**	8,520	**37,286**	8,520
Bank loans	**-**	-	**-**	-	**128,419**	-	**-**	-	**128,419**	-
Finance lease	**-**	-	**-**	-	**984**	-	**-**	-	**984**	-
Other loans	**-**	-	**-**	-	**-**	-	**-**	11,807	**-**	11,807
Total Financial Liabilities	**-**	-	**-**	-	**129,403**	-	**37,286**	20,327	**166,689**	20,327

(b) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

(c) Net Fair Values

The net fair value for unlisted investments, where there is no organised financial market, has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than forward exchange contracts.

Financial assets where the carrying amount exceeds net fair values have not been written down as the consolidated entity intends to hold these assets to maturity. The carrying value of the financial assets and liabilities is equal to the net fair value.

(d) Derivative Financial Instruments

The consolidated entity has entered into put options (minimum price) for a portion of its gold production up to twelve months into the future. The details of these options are as follows:

Amount – oz	Strike price (USD)	Expiry date
10,000	370.00	31 January 2005
10,000	370.00	28 February 2005
10,000	362.50	31 March 2005
10,000	362.50	29 April 2005
1,000	390.00	27 July 2005
1,000	390.00	31 August 2005
1,000	390.00	30 September 2005
1,000	390.00	31 October 2005
1,000	390.00	30 November 2005
1,000	390.00	30 December 2005

The total premium paid for these options was USD 469,000. The fair value of the options at 31 December 2004 is USD 33,040. The fair value of the put options was estimated using an option pricing model.

Note 31: Contingent Assets

On 15 October 2001 a total of 1,059,685 shares were sold in Hellenic Copper Mines. The probability of collecting any payments in accordance with the Sale Agreement is very low. Should no payment be received during 2005, this contingent asset will no longer be noted in the financial statements.

As part of the share sale agreement related to the Group's disposal of its investment in EMM, there are clauses contained in the agreement whereby OEL may regain ownership of its disposed interest in EMM should certain events occur within a specified time.

Note 32: Commitments for Expenditure

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
(a) Capital Expenditure Commitments				
Capital expenditure commitments contracted for:				
Capital expenditure projects	**57,000**	229,050	-	-
Payable				
– not later than 1 year	**57,000**	214,139	-	-
– later than 1 year but not later than 5 years	-	14,911	-	-
	57,000	229,050	-	-

A controlled entity of the company, Lane Xang Minerals Limited, has agreements with a number of suppliers for capital works. These contracts contain cancellation clauses. Should all of these contracts be so cancelled the approximate cost at 31 December 2004 would be USD 10.4m (2003 USD 25m).

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
(b) Finance Lease				
Commitments in relation to a finance lease are as follows:				
Within 1 year	**295**	-	-	-
Later than one year but not later than 5 years	**886**	-	-	-
Minimum lease payments	**1,181**	-	-	-
Less: Future finance charges	**(197)**	-	-	-
Total lease liabilities	**984**	-	-	-
Representing:				
Current (note 14)	**213**	-	-	-
Non Current (note 14)	**771**	-	-	-

The interest rate implicit in the lease is 9.2% and under the terms of the lease the lessor will refund to the consolidated entity the net proceeds from sale of the leased assets at the end of the contract period or at whatever time is mutually agreed.

	Consolidated		Parent Entity	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
(c) Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable:				
- not later than 1 year	**351**	190	**351**	190
- later than 1 year but not later than 5 years	**637**	387	**637**	387
	988	577	**988**	577

The property lease is a non-cancellable lease with a five year term, with rent payable monthly in advance. An option exists to renew the lease at the end of the five year term for an additional term of five years.

Note 33: Company Details

The financial report covers both Oxiana Limited as an individual entity and the consolidated entity consisting of Oxiana Limited and its controlled entities. A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report. Oxiana Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Oxiana Limited
Level 9
31 Queen Street
Melbourne VIC 3000

Note 34: Subsequent Event

On 9 November 2004 Oxiana and Minotaur Resources Limited ("Minotaur") reached agreement for Oxiana to acquire Minotaur, including 100% ownership of Prominent Hill, under a scheme of arrangement with an expected completion date for the sale of 24 February 2005. Consideration for the acquisition was 1.85 Oxiana shares for each Minotaur share held. Oxiana is to subscribe for a $2 million placement of shares in Minotaur Exploration Limited which will hold Minotaur's non-Prominent Hill assets.

The Group's US$100m financing facility was refinanced to US$140m during the second half with first draw down occurring on 7 January 2005, and a further A$30m facility was also arranged subsequent to year end.

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 48 to 80:

(a) comply with Accounting standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

The Managing Director and Chief Financial Officer have made the following declarations to the board:

- that the consolidated entity's financial records for the financial year have been properly maintained in accordance with section 286 of the *Corporations Act 2001*;
- that the consolidated entity's financial statements and notes to the financial statements are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the consolidated entity, and are in accordance with relevant accounting standards and the *Corporations Act 2001*;
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board, and that the consolidated entity's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 31 December 2004.

The declaration is made in accordance with a resolution of the Board of Directors.

Owen L Hegarty

Owen L. Hegarty

Director

18 February 2005

HLB Mann Judd

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF OXIANA LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Oxiana Limited ("the company") and Oxiana Limited and its controlled entities ("the consolidated entity"), for the year ended 31 December 2004. The consolidated entity comprises the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entities financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit Opinion

In our opinion, the financial report of Oxiana Limited is in accordance with:

a) the *Corporations Act 2001*, including,

- giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2004 and of their performance for the year ended on that date; and
- complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

b) other mandatory financial reporting requirements in Australia.

HLB Mann Judd

HLB MANN JUDD

D Nairn

DAVID NAIRN
Partner

Melbourne
18th February 2005

Level 1 160 Queen Street Melbourne VIC 3000 GPO Box 2850 Melbourne VIC 3001 DX 154 Melbourne Tel: +61 3 9606 3888 Fax: +61 3 9606 3800

Email: mailbox@hlbvic.com.au Website: www.hlbvic.com.au

1st Floor 226 Upper Heidelberg Road Ivanhoe VIC 3079 PO Box 140 Ivanhoe VIC 3079 DX 97903 Ivanhoe Tel: +61 3 9606 3888 Fax: +61 3 9499 3177

a) Top 20 Equity Security Holders as at 18 FEBRUARY 2005

Fully paid ordinary shares

	Number	%
National Nominees Limited	186,986,793	14.60
J P Morgan Nominees Australia	99,898,191	7.80
Westpac Custodian Nominees	77,691,178	6.07
ANZ Nominees Limited	46,911,655	3.66
Citicorp Nominees Pty Limited	33,988,357	2.65
Romadak Pty Ltd	29,315,441	2.29
Yarraandoo Pty Ltd	22,718,765	1.77
HSBC Custody Nominees	17,491,599	1.37
Queensland Investment Corporation	12,145,204	.95
Harris Geoffrey James	11,927,535	.93
Cogent Nominees Pty Ltd SMP accounts	9,846,625	.77
Newmont Capital Pty Ltd	9,842,000	.77
Hegarty Owen Leigh	9,000,000	.70
UBS Nominees Pty Ltd	8,553,904	.67
Merrill Lynch (Australia)	8,223,805	.64
Cogent Nominees Pty Limited	7,621,352	.60
National Aust Trustees Ltd	7,615,887	.59
IOOF Investment Management Ltd	6,517,569	.51
Seafirst Pty Ltd	6,107,451	.48
Watt Michael	5,816,667	.45
Total	**618,219,978**	**48.27**

There were 324 holders of less than marketable parcels of ordinary shares.

b) Analysis of Equity Security Holders

Fully paid ordinary shares

Spread of Shareholdings	No. of Shareholders
1 – 1,000	1,285
1,001 - 5,000	5,731
5,001 – 10,000	4,019
10,001 – 100,000	7,354
100,001 – and over	1,085
	19,474

c) Substantial Shareholdings

Substantial shareholder and the number of equity securities in which it has an interest, as shown in the Company's Register of Substantial Shareholders is:

Merrill Lynch Investment Managers Limited 101,101,737

d) Voting Rights

On a show of hands, every member present in person or by attorney or by proxy or by representative shall have one vote. Upon a poll, every member present in person or by attorney or by proxy or by representative shall have one vote for very share held.

Company Information

Oxiana Limited
ABN 40 005 482 824

Directors
Barry Cusack, Chairman
Ronald Beevor, Non-Executive Director
Peter Cassidy, Non-Executive Director
Michael Eager, Non-Executive Director
Brian Jamieson, Non-Executive Director
Owen Hegarty, Managing Director

Company Secretary
David Forsyth

Principal and Registered Office
Level 9, 31 Queen Street
Melbourne VIC 3000

Telephone +613 8623 2200
Facsimile +613 8623 2222
Email admin@oxiana.com.au
Website www.oxiana.com.au

Registrar and Transfer Agent
Security Transfer Registrars Pty Ltd
Suite 1, 770 Canning Highway
Applecross, Perth WA 6153

Telephone +618 9315 0933
Facsimile +618 9315 2233

Auditors
[illegible] Mann Judd
Level 1, 160 Queen Street
Melbourne VIC 3000

Legal Counsel
[illegible]
Level 16, 333 Collins Street
Melbourne VIC 3000

Stock Exchange Listings
The Company's Fully Paid Ordinary Shares (code OXR) are listed on the Australian Stock Exchange and on the Frankfurt and Berlin Stock Exchanges (code OXR).

Offices and Management Information

Australia

Oxiana Limited
Level 9, 31 Queen Street
Melbourne Victoria 3000

Telephone +613 8623 2200
Facsimile +613 8623 2222
Email admin@oxiana.com.au
Website www.oxiana.com.au

Managing Director: Owen Hegarty
General Manager, Exploration: Antony Manini
General Manager, Corporate Development: Peter Lester
Chief Financial Officer: Jeff Sells
Investor enquiries: Richard Hedstrom
Media enquiries: Natalie Quinn

South Australian Office
3 Boskenna Ave
Norwood, SA, 5067

Telephone +618 8132 7800
Facsimile +618 8132 7801
Email phadmin@oxiana.com.au

General Manager Prominent Hill
Project: John Nitschke

Laos

Lane Xang Minerals Ltd
[illegible] Road
Vientiane Lao PDR

Telephone +856 21 414 474
Facsimile +856 21 414 293
Email [illegible]

General Manager, Sepon Project: Peter Albert
General Manager Sepon Operations: Mick Wilkes
Director: Saman Aneka

China

YJLM Joint Venture
Room 806
[illegible] Tai Building
48 Dongfeng East Road
Kunming, Yunnan Province
[illegible] China 650051

Telephone +86(871) 8022996
Facsimile +86(871) 8022999
Email [illegible].com.cn

General Manager China: Steven Ryan

Philippines

Oxiana Philippines Inc.
[illegible] South Drive
Baguio City Philippines
Telephone +63 74 444 5576
Facsimile +63 74 444 5575
Email [illegible].com

Exploration Manager: Joey Ayson

Oxiana
LIMITED